EXHIBIT 2.2

CONFORMED VERSION

STOCK PURCHASE AGREEMENT
BY AND AMONG
INTERCONTINENTAL EXCHANGE, INC.,
TMX GROUP INC.,
SHORCAN BROKERS LIMITED
AND,
solely for the purposes set forth in the preamble,
TMX GROUP LIMITED

DATED AS OF October 27, 2017
AND AMENDED AS OF December 13, 2017

i

EXHIBITS and ANNEXES

Exhibit A	Form of Transition Services Agreement
Exhibit B	Form of Intellectual Property License Agreement
Exhibit C	Form of Sublease Agreement
Annex A	Working Capital Methodology and Sample Calculation of Working Capital

SELLERS DISCLOSURE LETTER

Section 1.1-A	MAE
Section 1.1-B	Knowledge
Section 3.3	Allocation of Purchase Price
Section 4.2	NGX/Shorcan Entities and NGX/Shorcan Subsidiaries
Section 4.5	No Conflicts; Consents and Approvals
Section 4.6	Litigation
Section 4.7	Compliance with Law
Section 4.8	Transaction with Affiliates
Section 4.10	Employee Benefit Plans
Section 4.11	Labor Matters
Section 4.13	Leased Real Property
Section 4.14	Absence of Certain Changes
Section 4.15	Material Contracts
Section 4.16	Intellectual Property
Section 4.17	Software and Other Information Technology
Section 4.18	Taxes
Section 4.20	Assets
Section 4.22	Indebtedness
Section 4.23	Customers and Suppliers
Section 4.25	Contracting Party Agreements
Section 6.1	Conduct of Business
Section 6.1(b)(vi)	Capital Budget
Section 6.7	Intercompany Agreements; Intercompany Accounts
Section 6.8	Transfer of Intellectual Property Assets
Section 6.12	Backstop Agreements
Section 6.14	Preservation of Privilege
Section 10.1	Sellers’ Bank Account

PURCHASER DISCLOSURE LETTER

Section 1.1-B	Knowledge
Section 3.4(e)	Resignation Letters from Officers and Directors
Section 5.3	No Conflicts; Consents and Approvals
Section 5.4	Litigation
Section 5.5	Financial Ability
Section 7.1(b)	Regulatory Approvals

v

INDEX OF DEFINED TERMS
Accountant	Section 3.7(c)
Accounting Principles	Section 1.1
Acquired Intellectual Property	Section 4.16(a)
Adjustment Amount	Section 1.1
Affiliate	Section 1.1
Agreement	Preamble
ASC	Section 1.1
Assets	Section 4.20(a)
Audited Financial Statements	Section 4.9(a)
Backstop Agreements	Section 6.12
Business	Section 1.1
Business Day	Section 1.1
Business Employee	Section 1.1
Business Financial Information	Section 4.9(a)
Business Material Adverse Effect	Section 1.1
Canadian Defined Benefit Plan	Section 1.1
Canadian Multi-Employer Plan	Section 1.1
Cash and Cash Equivalents	Section 1.1
CBAs	Section 4.10(a)
Change of Control Payment	Section 1.1
Closing	Section 3.1
Closing Cash	Section 1.1
Closing Consideration	Section 1.1
Closing Date	Section 3.1
Closing Indebtedness	Section 1.1
Closing Purchase Price	Section 1.1
Closing Working Capital	Section 1.1
CMA	Section 1.1
CMA Orders	Section 1.1
Code	Section 1.1
Company Benefit Plan	Section 1.1
Company Regulatory Documents	Section 4.7(e)
Competition Act	Section 1.1
Continuing Employee	Section 6.10(a)
Contract	Section 1.1
Contracting Party	Section 4.25(a)
Contracting Party Agreement	Section 4.25(a)
Controlling Party	Section 8.4(c)
Current Terms and Conditions	Section 4.25(a)
D&O Indemnified Persons	Section 6.11(a)
Damages	Section 1.1
Disclosure Letters	Section 1.1

Dispute Notice	Section 3.7(c)
Disputing Party	Section 8.2(h)
Enforceability Exceptions	Section 4.4
Environmental Laws	Section 1.1
ERISA	Section 1.1
ERISA Affiliate	Section 1.1
Estimated Adjustment Amount	Section 3.2
Estimated Closing Cash	Section 3.2
Estimated Closing Indebtedness	Section 3.2
Estimated Closing Statement	Section 3.2
Estimated Transaction Expenses	Section 3.2
Excluded Taxes	Section 1.1
Federal Funds Rate	Section 1.1
Foreign Company Benefit Plan	Section 4.10(j)
Governmental Authority	Section 1.1
Guarantor	Preamble
Hazardous Materials	Section 1.1
IFRS	Section 1.1
Indebtedness	Section 1.1
Information Technology	Section 1.1
Intellectual Property	Section 1.1
Intellectual Property License Agreement	Section 1.1
IRS	Section 1.1
Knowledge	Section 1.1
Landlords	Section 6.13
Landlords’ Consent	Section 6.13
Law	Section 1.1
Leased Real Property	Section 1.1
Leases	Section 1.1
Leave of Absence	Section 1.1
Liability	Section 1.1
Lien	Section 1.1
Marks	Section 1.1
Material Contracts	Section 4.15(a)
New Benefit Plans	Section 6.10(b)
NGX	Recitals
NGX Base Value	Section 1.1
NGX Equity Interests	Section 2.1
NGX/Shorcan Companies	Section 4.2(a)
NGX/Shorcan Company	Section 4.2(a)
NGX/Shorcan Entities	Recitals
NGX/Shorcan Equity Interests	Section 2.1
NGX/Shorcan Improvements	Section 4.13(b)

NGX/Shorcan Leased Real Property	Section 4.13(a)
NGX/Shorcan Permits	Section 4.7(a)
NGX/Shorcan Subsidiaries	Section 4.2(a)
NGX/Shorcan Subsidiary	Section 4.2(a)
NGX/Shorcan Subsidiary Interests	Section 4.3(b)
Non-controlling Party	Section 8.4(c)
Non-Disclosure Agreement	Section 6.3(c)(i)
OFAC	Section 4.21
Open Source Software	Section 1.1
Order	Section 1.1
Ordinary Course	Section 4.14(a)
Outside Date	Section 9.1(c)
Owned Intellectual Property	Section 4.16(a)
Owned Software	Section 4.17(c)
Parties	Preamble
Party	Preamble
Patents	Section 1.1
Permits	Section 1.1
Permitted Lien	Section 1.1
Person	Section 1.1
Post-Closing Period	Section 1.1
Pre-Closing Period	Section 1.1
Pre-Closing Representation	Section 6.14
Proceeding	Section 1.1
Purchaser	Preamble
Purchaser Disclosure Letter	Section 1.1
Purchaser Material Adverse Effect	Section 1.1
Regulatory Approvals	Section 7.1(b)
Regulatory Proceeding	Section 4.7(c)
Related Agreements	Section 1.1
Release	Section 1.1
Remaining Cash	Section 1.1
Restricted Person	Section 6.5
Revised Adjustment Amount	Section 3.7(a)
Revised Closing Cash	Section 3.7(a)
Revised Closing Indebtedness	Section 3.7(a)
Revised Statement	Section 3.7(a)
Revised Transaction Expenses	Section 3.7(a)
Sale	Section 2.1
Securities	Section 1.1
Securities Act	Section 1.1
Self-Regulatory Organization	Section 1.1
Seller	Preamble

Seller Counsel	Section 6.14
Seller Group	Section 1.1
Sellers	Preamble
Sellers Disclosure Letter	Section 1.1
Sellers’ Bank Account	Section 10.1
Shorcan Brokers	Preamble
Shorcan Energy Brokers	Recitals
Shorcan Equity Interests	Section 2.1
Software	Section 1.1
Straddle Period	Section 1.1
Sublease Agreement	Section 6.13
Subsequent Loss	Section 8.3(c)
Subsidiary	Section 1.1
Tax	Section 1.1
Tax Claim	Section 1.1
Tax Item	Section 1.1
Tax Proceeding	Section 8.4(b)
Tax Referee	Section 8.2(h)
Tax Return	Section 1.1
Taxes	Section 1.1
Taxing Authority	Section 1.1
TMX Group	Preamble
Transaction	Section 1.1
Transaction Expenses	Section 1.1
Transfer Taxes	Section 8.10
Transition Services Agreement	Section 1.1
Trayport Agreement	Recitals
Trayport Equity Interests	Section 1.1
Trayport Sale	Section 1.1
Unaudited Financial Statements	Section 4.9(a)
Working Capital	Section 1.1
Working Capital Target	Section 1.1

STOCK PURCHASE AGREEMENT
This STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into as of October 27, 2017 by and among Intercontinental Exchange, Inc., a Delaware corporation (“Purchaser”), TMX Group Inc., a corporation organized under the Business Corporations Act (Ontario) (“TMX Group”), Shorcan Brokers Limited, a corporation organized under the Business Corporations Act (Ontario) (“Shorcan Brokers” and together with TMX Group, “Sellers” and each, a “Seller”), and, solely for the purposes set forth in Article X, TMX Group Limited, a corporation organized under the Business Corporations Act (Ontario) (“Guarantor”) (Sellers, together with Purchaser, and, solely for the purposes set forth in this preamble, Guarantor collectively, the “Parties,” and each, individually, a “Party”).
RECITALS
WHEREAS, on the terms and subject to the conditions set forth herein, Sellers shall sell, transfer and convey to Purchaser, and Purchaser shall purchase and acquire from Sellers, one hundred percent (100%) of the equity interests in (i) Natural Gas Exchange Inc., a corporation organized under the Business Corporations Act (Canada) (“NGX”), and (ii) Shorcan Energy Brokers Inc., a corporation organized under the Business Corporations Act (Ontario) (“Shorcan Energy Brokers” and, together with NGX, the “NGX/Shorcan Entities”); and
WHEREAS, simultaneously with the execution of this Agreement, Guarantor, TMX Group US Inc., IntercontinentalExchange International, Inc. and, solely for the purposes set forth in the preamble thereto, Purchaser have entered into that certain Stock Purchase Agreement (the “Trayport Agreement”) relating to the sale and purchase of the Trayport Equity Interests (as defined below).
NOW THEREFORE, in consideration of the mutual promises and covenants set forth below and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:
ARTICLE I

DEFINITIONS
SECTION 1.1    Certain Defined Terms. For the purposes of this Agreement, unless the context requires otherwise, the following terms shall have the following meanings:
“Accounting Principles” shall mean (i) the rules, principles and sample calculation of Working Capital set forth in Annex A and (ii) the accounting principles, policies and procedures used in preparing the Business Financial Information to the extent compliant with IFRS; provided, however, that in the event of any conflict among clauses (i) and (ii) of this definition, then clause (i) shall take precedence.

“Adjustment Amount” shall mean the amount (which may be a positive or negative number) equal to (i) the Closing Working Capital minus (ii) the Working Capital Target.
“Affiliate” shall mean with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such first Person. The term “control” (including its correlative meanings “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise); it being agreed that, for purposes of this Agreement, (A) the NGX/Shorcan Companies shall be Affiliates of Sellers prior to the Closing, but shall cease to be Affiliates of Sellers as of and after the Closing, and (B) the NGX/Shorcan Companies shall not be Affiliates of Purchaser prior to the Closing, but shall be Affiliates of Purchaser as of and after the Closing.
“ASC” shall mean the Alberta Securities Commission.
“Business” shall mean (a) in the case of NGX, the business of providing (i) electronic trading as an exchange recognized by the ASC and a CFTC-registered Foreign Board of Trade, (ii) central counterparty clearing services, as a clearing agency recognized by the ASC and a U.S.-registered derivatives clearing organization, both for such products and contracts in North American natural gas, crude oil and electricity as are listed on and cleared by NGX as provided in Schedule “D” of the NGX Contracting Party Agreement as of the date hereof, (iii) related scheduling of physical deliveries and (iv) related data services; (b) in the case of Shorcan Energy Brokers, the business of providing brokerage services to facilitate trading of crude oil products in North America; and (c) in the case of NGX and Shorcan Energy Brokers, the business of calculating and distributing indices and ownership of all corresponding oil, North American natural gas, power, electricity and any other energy indices, in each case, as conducted as of the date hereof.
“Business Day” shall mean any day other than a Saturday, Sunday or day on which banking institutions in New York or Toronto, Canada are authorized or obligated by Law or executive order to be closed.
“Business Employee” shall mean each of the individuals who, as of the Closing, is employed by any NGX/Shorcan Company, including any employees on a Leave of Absence.
“Business Material Adverse Effect” shall mean any event, occurrence, change, fact, condition, development or effect that, individually or in the aggregate, (a) has been, or would reasonably be expected to be, materially adverse to the business, financial condition or results of operations of the NGX/Shorcan Companies, taken as a whole, or (b) would reasonably be expected to prevent or materially impair or materially delay the ability of Sellers or their Affiliates to consummate the Sale on the terms and conditions set forth in this Agreement and otherwise comply with and perform their obligations hereunder and under the Related Agreements, except in the case of clause (a) to the extent that such event, occurrence, change, fact, condition, development or effect results from (i) changes in general economic, political, legal or regulatory conditions, (ii) changes in financial, security, commodity or commodity futures market conditions, (iii) changes in or events generally affecting the industries or markets in which the NGX/Shorcan Companies operate, (iv) changes in IFRS or Law or accounting principles or interpretations thereof, (v) the announcement of this Agreement or the Sale or the identity of Purchaser, including the impact thereof on relationships, contractual or otherwise, with agents, customers, suppliers, vendors, licensors, licensees, lenders, partners, employees or regulators, (vi) any failure by the NGX/Shorcan Companies to meet any estimates or outlook of revenues or earnings or other financial projections (provided that this clause (vi) shall not prevent a determination that any events, occurrences, facts, conditions, changes, developments or effects underlying any such failure have resulted in a Business Material Adverse Effect unless such events, occurrences, facts, conditions, changes, developments or effects are otherwise excepted by this definition), (vii) natural disasters, including earthquakes, hurricanes, tsunamis, typhoons, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides, wildfires and other force majeure events, (viii) changes in national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack occurring after the date hereof, (ix) any action taken at the written request of Purchaser or (x) any matter set forth on Section 1.1-A of the Sellers Disclosure Letter, except, in the case of clauses (i), (ii), (iii), (iv), (vii) and (viii) above, to the extent the NGX/Shorcan Companies, taken as a whole, are disproportionately affected thereby as compared with other similarly situated businesses in the industries or markets in which the NGX/Shorcan Companies operate.
“Canadian Defined Benefit Plan” means any Company Benefit Plan that is a “registered pension plan” as defined in subsection 248(1) of the Income Tax Act (Canada) and which contains a “defined benefit provision” as defined in subsection 147.1(1) of the Income Tax Act (Canada), excluding any Canadian Multi-Employer Plans.
“Canadian Multi-Employer Plan” means any Company Benefit Plan to which any NGX/Shorcan Company is required to contribute pursuant to a collective agreement, participation agreement, or any other agreement and which is not maintained or administered by any NGX/Shorcan Companies or any of their Affiliates.
“Cash and Cash Equivalents” shall mean, with respect to any Person as of any time, (i) all cash and (ii) all cash equivalents (including deposits, restricted cash, amounts held in escrow, marketable securities and short-term investments) of such Person as of such time, in each case, without duplication, and as determined in a manner consistent with the Accounting Principles; provided, however, that “Cash and Cash Equivalents” shall not include Remaining Cash. Cash and Cash Equivalents shall (A) be reduced by issued but uncleared checks and drafts of such Person as of such time and (B) be increased by checks and drafts deposited for the account of such Person as of such time.

“Change of Control Payment” shall mean any bonus, severance or other payment that becomes payable by any NGX/Shorcan Company to any present or former director, officer, employee or consultant thereof as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby, including pursuant to any employment agreement, benefit plan or any other Contract, including any employment and payroll taxes and any employment insurance premiums, Canada Pension Plan contributions, social insurance, national insurance or social security contributions with respect to any such payment, other than any payment (a) that is triggered by a termination of employment which occurs following the Closing, (b) that is payable only upon the continued employment of an employee for at least six (6) months following the Closing or (c) for which Purchaser shall have provided consent.
“Closing Cash” shall mean the aggregate amount of all Cash and Cash Equivalents of the NGX/Shorcan Companies as of 11:59 p.m., Eastern Time, on the day prior to the Closing Date; provided, however, that “Closing Cash” shall not include (a) any amounts included in the calculation of Closing Working Capital or (b) any amounts used to repay Indebtedness, pay Transaction Expenses, make distributions or intercompany payments on the Closing Date.
“Closing Consideration” shall mean the NGX Base Value plus the Closing Purchase Price.
“Closing Indebtedness” shall mean all Indebtedness of the NGX/Shorcan Companies as of 11:59 p.m., Eastern Time, on the day prior to the Closing Date; provided, however, that “Closing Indebtedness” shall not include any amounts included in the calculation of Closing Working Capital.
“Closing Purchase Price” shall be equal to (i) the Estimated Adjustment Amount plus (ii) the Estimated Closing Cash minus (iii) the Estimated Closing Indebtedness minus (iv) the Transaction Expenses (if any), with any components of the Closing Purchase Price that are not in Canadian dollars being translated into Canadian dollars as provided in Section 1.2(d).
“Closing Working Capital” shall mean the aggregate amount of all Working Capital of the NGX/Shorcan Companies as of 11:59 p.m., Eastern Time, on the day prior to the Closing Date; provided, however, that “Closing Working Capital” shall not include any amounts with respect to (i) any deferred Tax assets and any deferred Tax liabilities, (ii) any fees, expenses or liabilities arising from any financing by Purchaser and its Affiliates in connection with the Sale, or (iii) any intercompany accounts and transactions between or among any NGX/Shorcan Companies. For purposes of this definition, including the calculation of current assets and current liabilities, the Parties shall disregard any adjustments arising from purchase accounting or otherwise arising out of the Sale.
“CMA” shall mean the Competition and Markets Authority.

“CMA Orders” shall have the meaning ascribed to it in the Trayport Agreement.
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Company Benefit Plan” shall mean each deferred compensation and each bonus or other incentive compensation, equity compensation plan, “welfare” plan, fund or program (within the meaning of Section 3(1) of ERISA, whether or not subject to ERISA); “pension” plan, fund, scheme or program (within the meaning of Section 3(2) of ERISA, whether or not subject to ERISA); and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by any NGX/Shorcan Company, or to which any NGX/Shorcan Company is a party or has any liability, in each such case for the benefit of any Business Employee or any former employee who was employed by any NGX/Shorcan Company, or as to which any NGX/Shorcan Company has or may incur any actual or contingent liability based on its affiliation (including as an ERISA Affiliate) with any other entity (excluding any such fund, arrangement, program or arrangement that is maintained by a Governmental Authority or mandated by applicable Law).
“Competition Act” shall mean the Competition Act (Canada), as amended.
“Contract” shall mean, with respect to any Person, any agreement, undertaking, contract, lease, obligation, promise, indenture, deed of trust or other instrument, document or agreement by which that Person, or any of its properties or assets, is bound or subject.
“Damages” shall mean all losses, Liabilities, damages, deficiencies, bonds, dues, assessments, fines, penalties, fees, costs (including cost of investigation, defense and enforcement), amounts paid in settlement and expenses incurred or suffered (and reasonable attorneys’ fees, costs and expenses associated therewith).
“Disclosure Letters” shall mean the Sellers Disclosure Letter and the Purchaser Disclosure Letter.
“Environmental Laws” shall mean all federal, state, local and foreign laws and regulations relating to pollution or protection of the environment, including laws relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” shall mean any trade or business, whether or not incorporated, that together with any NGX/Shorcan Entity would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA.

“Excluded Taxes” shall mean any (a) Taxes imposed on or payable with respect to the NGX/Shorcan Companies (including any Taxes imposed as a transferee or successor or by Contract) in respect of any Pre-Closing Period or the portion of any Straddle Period ending on the Closing Date; (b) Taxes of either Seller or any of their Affiliates (other than the NGX/Shorcan Companies) for which the NGX/Shorcan Companies may be liable under Treasury Regulation Section 1.1502-6(a) or any similar provision of state, provincial, local or foreign law; and (c) Taxes arising from any breach by a Seller of the representations contained in Section 4.18(f) and (i); provided, however, that Excluded Taxes shall not include (i) any Transfer Taxes borne by Purchaser pursuant Section 8.10, or (ii) any liability for Taxes resulting from voluntary transactions or voluntary action taken by Purchaser or any NGX/Shorcan Company on or after the Closing that are outside the Ordinary Course of business (except as permitted or contemplated under Article VIII), or (iii) any liability for Taxes arising out of or resulting from the breach of an agreement or covenant made by Purchaser in this Agreement. For purposes of this Agreement, in the case of any Straddle Period, (I) in the case of net income and similar Taxes of the NGX/Shorcan Companies, employment or similar Taxes and any Taxes that are imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than Transfer Taxes imposed pursuant to this Agreement, the allocation of which is provided for under Section 8.10, and any Taxes included in the definition of Change of Control Payment), the amount of such Taxes that are allocable to the Pre-Closing Period shall be computed as if such taxable period ended as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity or any “controlled foreign corporation” will be deemed to terminate at such time), provided, however, that any item determined on an annual or periodic basis (such as deductions for depreciation or real estate Taxes) shall be apportioned on a daily basis and (II) all Taxes not described in clause (I) of this sentence for the Pre-Closing Period shall be computed by including the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Period and the denominator of which is the number of days in such Straddle Period.
“Federal Funds Rate” shall mean the offered rate as reported in The Wall Street Journal in the “Money Rates” section for reserves traded among commercial banks for overnight use in amounts of one million dollars or more on the Business Day immediately prior to the day on which a payment is due hereunder.
“Governmental Authority” shall mean any national, supranational, federal, state, provincial, local, foreign or other judicial, legislative, executive, regulatory or administrative authority, agency, commission, board, bureau, tribunal, court or any Self-Regulatory Organization (solely in its capacity, and to the extent of its authority, as such) or arbitrator.
“Hazardous Materials” shall mean any material, substance, chemical or waste (or combination thereof) that is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil or words of similar meaning or effect under any Law relating to pollution, waste or the environment.
“IFRS” shall mean International Financial Reporting Standards.
“Indebtedness” shall mean, with respect to any Person as of any time, the sum of (i) the principal amount, plus any related accrued and unpaid interest, fees and prepayment premiums or penalties, breakage costs, or other unpaid similar costs, fees or expenses (if any) required to fully discharge such Person’s obligations under (A) indebtedness for borrowed money, including overdrafts, of such Person as of such time and (B) indebtedness evidenced by notes, debentures or similar instruments of such Person as of such time, (ii) indebtedness for the deferred purchase price of property or services (including earn-outs and similar obligations to the extent payable on their terms but excluding current liabilities and accrued expenses incurred in the Ordinary Course), (iii) capitalized lease obligations of such Person as of such time, (iv) all letters of credit issued as of such time for the account of such Person to the extent drawn, (v) reimbursement and other obligations of such Person as of such time with respect to bankers’ acceptances, surety bonds, other financial guarantees that have been drawn or funded, (vi) all obligations relating to interest rate protection, swap agreements, collar agreements and factoring agreements, in each case, to the extent payable if the applicable contract is terminated at such time (without duplication of other indebtedness supported or guaranteed thereby), (vii) all obligations in respect of dividends declared but not yet paid or other distributions payable, in each case, that are payable to a Person other than an NGX/Shorcan Company, (viii) all Liabilities arising from any transactions related to the assignment or securitization of receivables for financing purposes to any third party, including all Liabilities under factoring agreements and similar Contracts executed for the purpose of obtaining financing; and (ix) all guarantees (other than product warranties made in the Ordinary Course of business), including guarantees of any Indebtedness of any other person referred to in clauses (i) through (viii), but excluding any guarantees of performance under Contracts in the Ordinary Course of business, in each case, without duplication, and as determined in a manner consistent with the Accounting Principles.
“Information Technology” shall mean any hardware, networks, platforms, servers, and related telecommunications systems used by any of the NGX/Shorcan Companies.
“Intellectual Property” shall mean all intellectual property rights of every kind and nature, however denominated, throughout the world, including all: (i) copyrights and moral rights, and all registrations and applications for registration thereof; (ii) Patents; (iii) Marks; (iv) common law and statutory trade secrets and inventions, whether or not patentable, and whether or not reduced to practice; (v) know-how, methodologies, processes and techniques, research and development information, and technical data; and (vi) intellectual property rights in Software.
“Intellectual Property License Agreement” shall mean the Intellectual Property License Agreement substantially in the form attached hereto as Exhibit B.

“IRS” shall mean the Internal Revenue Service.
“Knowledge” shall mean, with respect to Sellers, the actual knowledge of the individuals set forth in Section 1.1-B of the Sellers Disclosure Letter after due inquiry, and, with respect to Purchaser, shall mean the actual knowledge of the individuals set forth in Section 1.1-B of the Purchaser Disclosure Letter after due inquiry.
“Law” shall mean any law (including common law), ordinance, judgment, order, decree, injunction, statute, treaty, rule or regulation enacted or promulgated by any Governmental Authority.
“Leased Real Property” shall mean all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, fixtures or other interest in real property.
“Leases” shall mean all leases, subleases, licenses or other agreements, including all amendments, extensions, renewals, guaranties or other agreements with respect thereto, pursuant to which the Leased Real Property is held or used.
“Leave of Absence” shall mean a leave from active employment that is expected to continue following the Closing or that (a) was granted in accordance with the applicable policies and procedures (including any policy or procedures implemented to comply with the U.S. Uniformed Services Employment and Reemployment Rights Act, the U.S. Family Medical Leave Act, or similar state or provincial Laws or with the CBAs) of any NGX/Shorcan Company or (b) arose due to an illness or injury that results in the individual being eligible for short-term disability benefits, company or statutory sick pay, accident benefits, or workers’ compensation under the applicable short-term disability or accident plan or state or provincial Law. Any employee who is not at work on the Closing Date due to vacation, sickness, or accident that has not qualified the individual for short-term disability or accident benefits, company or statutory sick pay, workers’ compensation, or other temporary absence, but whose employment continues in accordance with Sellers’ or applicable NGX/Shorcan Company’s employment policies (such as due to the use of personal days or by virtue or taking maternity or other family related leave) or by Law, shall be considered to be actively at work on the Closing Date (and not on a Leave of Absence).
“Liability” shall mean, with respect to any Person, any liability or obligation of such Person whether known or unknown, whether asserted or unasserted, whether determined, determinable or otherwise, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether directly or indirectly incurred, whether due or to become due and whether or not required under IFRS, to be accrued on the financial statements of such Person.
“Lien” shall mean, with respect to any property, asset or equity interest, any lien, license, security interest, mortgage, pledge, hypothecation, assignment, charge, claim, option, limitation on voting rights, right of pre-emption, right to acquire or trust arrangement for the purpose of providing security, restriction or encumbrance or other interest relating to that property, asset or equity interest, of any nature whatsoever, whether consensual, statutory or otherwise; provided, however, that “Liens” shall not include restrictions under applicable Laws relating to the transfer of Securities or, with respect to Sellers and their Affiliates, any restrictions under the applicable organizational documents of the NGX/Shorcan Entities in respect of future transfers of the NGX/Shorcan Equity Interests.
“Marks” shall mean any trademark, service mark, trade dress, trade name, business name, brand name, slogan, logo, Internet domain name, or other indicia of origin, whether or not registered, including all common law rights therein, and registrations and applications for registrations thereof, and all goodwill connected with the use of and symbolized by any of the foregoing.
“NGX Base Value” shall have the meaning ascribed to it in the Trayport Agreement.
“Open Source Software” shall mean Software that is licensed or distributed as “free software,” “freeware,” “open source software” or under a “copyleft” agreement, or is otherwise subject to the terms or conditions of any license, which impose any requirement that such Software (i) be disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works or (iii) be redistributed at no or minimal charge.
“Order” shall mean any statute, rule, regulation, judgment, decree, injunction or other order or decision (whether temporary, preliminary or permanent) that a Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered.
“Patents” shall mean any patents, patent applications and provisional applications, including reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof, and all patents granted thereon.
“Permits” shall mean permits, licenses, variances, exemptions, certificates, consents, Orders, approvals, permissions, registrations or other authorizations from any Governmental Authorities.
“Permitted Lien” shall mean the following Liens: (i) statutory Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been established and reflected on the latest balance sheet included in the Business Financial Information; (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other similar Liens imposed by Law in the Ordinary Course with respect to liabilities (other than Indebtedness) that are not yet due or payable or that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been established and reflected on the latest balance sheet included in the Business Financial Information; (iii) Liens incurred or deposits made in the Ordinary Course in connection with workers’ compensation, unemployment insurance or other types of social security; (iv) Liens securing obligations or liabilities that are not material to the NGX/Shorcan Companies; (v) with respect to real property (A) defects or imperfections of title, (B) easements, declarations, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances affecting title to real estate; (C) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions which are not violated in any material respect by the current use and operation of the real estate; and (D) Liens not created by any Seller or any NGX/Shorcan Company or any of their Affiliates that affect the underlying fee interest of any leased real property, including master leases or ground leases and any set of facts that an accurate up-to-date survey would show; provided, however, that (with respect to this clause (v) only) any such item does not, individually or in the aggregate with other such items, materially interfere with the ordinary conduct of the business of the NGX/Shorcan Companies or materially impair the continued use and operation of such real property; (vi) Liens deemed to be created by this Agreement or any Related Agreement; and (vii) with respect to Intellectual Property, non-exclusive licenses.
“Person” shall mean any individual, corporation, business trust, partnership, association, limited liability company, unincorporated organization or similar organization, any Governmental Authority or other entity of any kind.
“Post-Closing Period” shall mean any taxable period (or portion thereof) beginning after the Closing Date.
“Pre-Closing Period” shall mean any taxable period (or portion thereof) ending on or prior to the Closing Date.
“Proceeding” shall mean any action, suit, claim, litigation, proceeding, arbitration, application, inquiry, audit or controversy (whether at law or in equity, in contract, tort, statute or otherwise, and whether civil, criminal, administrative or otherwise) before or by any Governmental Authority.
“Purchaser Disclosure Letter” shall mean the letter delivered by Purchaser to Sellers concurrently with the execution of this Agreement.
“Purchaser Material Adverse Effect” shall mean any event, occurrence, change, fact, condition, development or effect that, individually or in the aggregate, would reasonably be expected to prevent or materially impair or materially delay the ability of Purchaser or its Affiliates to consummate the Sale on the terms and conditions set forth in this Agreement and otherwise comply with and perform their obligations hereunder and under the Related Agreements.
“Related Agreements” shall mean the Transition Services Agreement and the Intellectual Property License Agreement.

“Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.
“Remaining Cash” shall mean C$9,000,000 (nine million Canadian dollars).
“Securities” shall mean, with respect to any Person, any common stock or preferred stock (or any series thereof), any ordinary shares or preferred shares and any other equity securities, capital stock, partnership, membership or similar interest of such Person, and any securities that are directly or indirectly convertible, exchangeable or exercisable into any such stock or interests, including any right that would entitle any other Person to directly or indirectly acquire any such interest in such Person or otherwise entitle any other Person to share in the equity, profits, earnings, losses or gains of such Person (including stock appreciation, phantom stock, profit participation or other similar rights), however described and whether voting or non-voting.
“Securities Act” shall mean the U.S. Securities Act of 1933, as amended.
“Self-Regulatory Organization” shall mean any U.S., Canadian or foreign commission, board, agency or body charged with regulating its own members through the adoption and enforcement of financial, sales practice and other requirements for brokers, dealers, securities underwriting or trading, stock exchanges, swap execution facilities, commodity exchanges, commodity intermediaries, electronic communications networks, insurance companies or agents, investment companies or investment advisors.

“Seller Group” shall mean (a) the “affiliated group” as defined in Section 1504(a) of the Code of which one or more Sellers is a member and, (b) with respect to each state, local or non-U.S. jurisdiction in which a Seller files a consolidated, combined, or unitary Tax Return and in which any of the NGX/Shorcan Companies is subject to Tax, the group with respect to which such Tax Return is filed.
“Sellers Disclosure Letter” shall mean the letter delivered by Sellers to Purchaser concurrently with the execution of this Agreement.
“Software” shall mean computer software, including all programs, applications, middleware, firmware, embedded versions thereof and operating systems (each whether in object code, source code or other form).
“Straddle Period” shall mean any taxable period beginning on or prior to and ending after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any other Person of which such first Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, a majority of the outstanding equity securities or securities carrying a majority of the voting power in the election of the board of directors or other governing body of such Person.
“Tax” (and, with correlative meaning, “Taxes”) shall mean any federal, state, provincial, local or foreign income, gross receipts, profits, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value added, transfer or excise tax, stamp duty or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, imposed by any Governmental Authority.
“Tax Claim” shall mean any claim with respect to Taxes made by any Taxing Authority that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification against Sellers under this Agreement.
“Tax Item” shall mean any item of income, gain, loss, deduction, credit, recapture of credit or any other item which increases or decreases Taxes paid or payable.
“Tax Return” shall mean any return, report or similar statement filed or required to be filed with respect to any Tax (including any attachments or schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.
“Taxing Authority” shall mean any governmental agency, board, bureau, body, department or authority of any United States or Canadian federal, state, provincial or local jurisdiction or any other foreign jurisdiction, having or purporting to exercise jurisdiction with respect to any Tax.
“Transaction" shall have the meaning ascribed to it in the Current Terms and Conditions.
“Transaction Expenses” shall mean, to the extent not paid prior to the Closing Date: (a) all costs, fees and expenses incurred in connection with or in anticipation of the negotiation, execution and delivery of this Agreement and the Related Agreements or the consummation of the Sale or in connection with or in anticipation of any alternative transactions considered by any Seller to the extent any of such costs, fees and expenses are payable or reimbursable by any of the NGX/Shorcan Companies, including any brokerage fees, commissions, finders’ fees or financial advisory fees so incurred and any fees and expenses of legal counsel, accountants, consultants or other experts or advisors so incurred and (b) all Change of Control Payments.
“Transition Services Agreement” shall mean a transition services agreement substantially in the form attached hereto as Exhibit A.

“Trayport Equity Interests” shall have the meaning ascribed to it in the Trayport Agreement.
“Trayport Sale” shall have the meaning ascribed to the term “Sale” in Section 2.1 of the Trayport Agreement.
“Working Capital” shall mean, with respect to any Person as of any time, (i) the current assets of such Person as of such time that are included in the line item categories of current assets specifically identified on Annex A, reduced by (ii) the current liabilities of such Person as of such time that are included in the line item categories of current liabilities specifically identified on Annex A, in each case, without duplication, and as determined in a manner consistent with the Accounting Principles. For illustrative purposes, an example calculation of the Working Capital of the NGX/Shorcan Companies is set forth in Annex A.
“Working Capital Target” shall mean C$(5,600,000) (negative five million six hundred thousand Canadian dollars).
SECTION 1.2    Construction; Absence of Presumption.
(a)    For the purposes of this Agreement: (i) words (including capitalized terms defined herein) in the singular shall be deemed to include the plural and vice versa and words (including capitalized terms defined herein) of one gender shall be deemed to include the other gender as the context requires; (ii) the terms “hereof,” “herein,” “hereby” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Exhibits and Annexes) and not to any particular provision of this Agreement, and Article, Section, paragraph, Exhibit and Annex references are to the Articles, Sections, paragraphs, Exhibits and Annexes of or to this Agreement unless otherwise specified; (iii) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation” unless otherwise specified; (iv) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified; (v) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (vi) the use of “or” is not intended to be exclusive unless expressly indicated otherwise; and (vii) references to a particular statute or regulation include all rules and regulations thereunder and any successor statute, rule or regulation, in each case as amended or otherwise modified from time to time.
(b)    The Parties acknowledge that each Party and its counsel have reviewed and revised this Agreement and that no rule of construction to the effect that any ambiguities are to be resolved against the drafting Party shall be employed in the interpretation of this Agreement (including all of the Exhibits and Annexes) or any amendments hereto.
(c)    The Parties acknowledge and agree that to the extent that there is a conflict between any (i) general provision of this Agreement and (ii) provision specifically relating to Tax matters, the terms of the specific Tax provision shall control.

(d)    All references to “dollars” or “$” in this Agreement refer to the lawful currency from time to time of the United States and all references to “Canadian dollars” and “C$” in this Agreement refer to the lawful currency from time to time of Canada. Unless mutually agreed otherwise by Sellers and Purchaser at least three (3) Business Days prior to the date of any payment to be made pursuant to this Agreement, any amount payable under this Agreement shall be payable in ~~dollars. If Sellers and Purchaser agree to make any payment due under this Agreement in a currency other than dollars (such as~~ Canadian dollars~~), unless~~. Unless mutually agreed otherwise by Sellers and Purchaser at least three (3) Business Days prior to the applicable date of payment, ~~such payment~~if any amount payable under this Agreement (or any component of such amount) is not already denominated in the agreed currency for payment (as determined pursuant to the immediately preceding sentence), such amount (or component of such amount) shall be converted ~~from dollars~~ to such ~~other~~agreed currency for payment using the arithmetic average of the relevant exchange rate as in effect at 5:00 p.m. New York Time (as published on Bloomberg.com) over the five (5) Business Days beginning on the ~~seventh~~eighth trading day immediately preceding such date of payment and concluding on the ~~third~~fourth trading day immediately preceding such date of payment.
SECTION 1.3    Headings; Definitions. The Article and Section headings contained in this Agreement are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.
ARTICLE II

PURCHASE AND SALE
SECTION 2.1    Sale and Purchase of NGX/Shorcan Equity Interests. Subject to the terms and conditions of this Agreement, at the Closing, (a) TMX Group agrees to sell, assign and transfer to Purchaser, and Purchaser agrees to purchase from TMX Group, one hundred percent (100%) of the equity interest in NGX (the “NGX Equity Interests”) and (b) Shorcan Brokers agrees to sell, assign and transfer to Purchaser, and Purchaser agrees to purchase from Shorcan Brokers, one hundred percent (100%) of the equity interest in Shorcan Energy Brokers (the “Shorcan Equity Interests” and, together with the NGX Equity Interests, the “NGX/Shorcan Equity Interests”), in each case, free and clear of all Liens (the “Sale”).
ARTICLE III

THE CLOSING AND POST-CLOSING ADJUSTMENTS
SECTION 3.1    Closing. The closing of the transactions provided for in this Agreement (the “Closing”) shall take place (i) at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022 at ~~10:00~~8:00 a.m., New York City time, three (3) Business Days following the date the last of the conditions required to be satisfied pursuant to Article VII is either satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or waived (if permissible), or (ii) at such other place, time or date as the Parties shall agree upon in writing. The date on which the Closing is to occur is referred to herein as the “Closing Date.”
SECTION 3.2    Preliminary Information. At least three (3) Business Days prior to the Closing Date, Sellers shall deliver to Purchaser a statement of Sellers’ good-faith estimate of the Adjustment Amount (the “Estimated Adjustment Amount”), a good-faith estimate of the Closing Cash (the “Estimated Closing Cash”), a good-faith estimate of the Closing Date Indebtedness (the “Estimated Closing Indebtedness”) and a good-faith estimate of any Transaction Expenses (the “Estimated Transaction Expenses” and collectively, as the same may be adjusted, in Sellers’ sole discretion, in response to any comments of Purchaser and its authorized representatives provided prior to the Closing, the “Estimated Closing Statement”), together with such reasonably detailed data appropriate to support such Estimated Closing Statement. The Estimated Closing Statement shall be prepared in accordance with the Accounting Principles and this Agreement.
SECTION 3.3    Agreed Value. The Closing Consideration (and any adjustments thereto contemplated by this Agreement) shall be allocated as between the NGX Equity Interests and the Shorcan Equity Interests as provided on Section 3.3 of the Sellers Disclosure Letter.
SECTION 3.4    Sellers’ Deliveries at Closing. At the Closing, Sellers shall deliver or cause to be delivered to Purchaser:
(a)    duly executed transfers in respect of the NGX/Shorcan Equity Interests in favor of Purchaser or its permitted assignee and share certificates for the NGX/Shorcan Equity Interests in the name of the relevant transferors and any duly executed power of attorney or other authorities under which any such transfer is executed on behalf of the relevant Seller and/or its Affiliates;
(b)    if the Closing Purchase Price is a negative number, an amount equal to the Closing Purchase Price by wire transfer of funds immediately available to a bank account designated by Sellers at least three (3) Business Days prior to the Closing;
(c)    the Transition Services Agreement, duly executed by Seller;
(d)    the officer’s certificate required pursuant to Section 7.2(c);
(e)    a resignation letter from each officer and director (or their equivalents) of each of the NGX/Shorcan Companies set forth in Section 3.4(e) of the Purchaser Disclosure Letter (or other evidence of their removal);
(f)    a certificate from NGX U.S., Inc., in form and substance as prescribed by Treasury Regulations promulgated under Code Section 1445, stating that the stock of NGX U.S., Inc. is not a “United States real property interest” within the meaning of Section 897(c) of the Code, together with a notice to the IRS in accordance with the Treasury Regulations promulgated under Code Sections 897 and 1445 (which shall be timely filed by Purchaser with the IRS following the Closing); and
(g)    the Intellectual Property License Agreement, duly executed by Seller.
SECTION 3.5    Purchaser’s Deliveries at Closing. At the Closing, Purchaser shall deliver to Sellers:
(a)    if the Closing Purchase Price is a positive number, an amount equal to the Closing Purchase Price by wire transfer of immediately available funds to the Sellers’ Bank Account;
(b)    if the Trayport Sale has already been consummated prior to the Closing, an amount equal to the NGX Base Value by wire transfer of immediately available funds to the Sellers’ Bank Account;
(c)    the Transition Services Agreement, duly executed by Purchaser;
(d)    the officer’s certificate required pursuant to Section 7.3(c); and
(e)    the Intellectual Property License Agreement, duly executed by Purchaser.
SECTION 3.6    Proceedings at Closing. All proceedings to be taken and all documents to be executed and delivered by the Parties at the Closing shall be deemed to have been taken and executed and delivered simultaneously, and, except as permitted hereunder, no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.
SECTION 3.7    Post-Closing Adjustment.
(a)    Not later than ninety (90) days after the Closing Date or such other time as is mutually agreed by the Parties, Purchaser shall prepare or cause to be prepared, and deliver to Sellers a revised statement (the “Revised Statement”) of the Adjustment Amount (the “Revised Adjustment Amount”), the Closing Cash (the “Revised Closing Cash”), the Closing Indebtedness (the “Revised Closing Indebtedness”) and any Transaction Expenses (the “Revised Transaction Expenses”), together with such reasonably detailed data appropriate to support such Revised Adjustment Amount, Revised Closing Cash, Revised Closing Indebtedness and Revised Transaction Expenses. The Revised Statement shall be prepared in accordance with the Accounting Principles and this Agreement, with all amounts reflected therein being converted to Canadian dollars in accordance with Section 1.2(d).
(b)    For thirty (30) days following the delivery of the Revised Statement, Purchaser shall provide Sellers and their Affiliates and their authorized representatives with reasonable access to the relevant books, records, employees and representatives of Purchaser reasonably requested by Sellers to evaluate and assess the calculation of the Revised Adjustment Amount, Revised Closing Cash, Revised Closing Indebtedness and Revised Transaction

Expenses, including using reasonable best efforts to cause Purchaser’s accountants to cooperate and assist Sellers, their Affiliates and representatives in evaluating the calculation of the Revised Adjustment Amount, Revised Closing Cash, Revised Closing Indebtedness and Revised Transaction Expenses.
(c)    Within thirty (30) days following receipt of the Revised Statement, Sellers shall deliver to Purchaser in writing either their (i) agreement as to the calculation of the Revised Adjustment Amount, Revised Closing Cash, Revised Closing Indebtedness and Revised Transaction Expenses or (ii) notice of dispute thereof, specifying in reasonable detail (A) the nature of such dispute, (B) each item of the Revised Statement with which Sellers disagree, (C) the bases for each such disagreement and (D) Sellers’ calculation of the proper amount of each such disputed item (a “Dispute Notice”). During the thirty (30) days after the delivery of such dispute notice to Purchaser, Purchaser and Sellers shall attempt in good faith to resolve any such dispute and finally determine the final Adjustment Amount, Revised Closing Cash, Revised Closing Indebtedness and Revised Transaction Expenses (if any). If, at the end of such thirty (30)-day period, Purchaser and Sellers have failed to reach an agreement with respect to the final Adjustment Amount, the matter shall be submitted to PricewaterhouseCoopers, which shall act as arbitrator solely with respect to determining the disputed items. If PricewaterhouseCoopers is unable to serve, Purchaser and Sellers shall jointly select another nationally recognized accounting firm that is not the independent auditor for either Sellers or Purchaser and is otherwise neutral and impartial to act as such arbitrator; provided, however, that if Sellers and Purchaser are unable to select such other accounting firm within thirty (30) days after delivery of a Dispute Notice, each of Purchaser and Sellers shall cause their respective selected nationally recognized accounting firm to select another firm meeting the requirements set forth above or a neutral and impartial certified public accountant with significant relevant experience to act as such arbitrator. The accounting firm or accountant so selected shall be referred to herein as the “Accountant.” The Accountant shall determine the final Adjustment Amount, final Closing Cash, final Closing Indebtedness and final Transaction Expenses (if any) in accordance with the terms and conditions of this Agreement. In making its determinations, the Accountant shall not assign a value to any disputed item that is greater than the highest value attributed to such item, or that is less than the lowest value attributed to such disputed item, in the Revised Statement and the Dispute Notice, respectively. The Accountant shall deliver to Sellers and Purchaser, as promptly as practicable and in any event within thirty (30) days after its appointment, a written report setting forth the resolution of the final Adjustment Amount, final Closing Cash, final Closing Indebtedness and final Transaction Expenses (if any). Such report shall be final and binding upon the Parties to the fullest extent permitted by applicable Law and may be enforced in any court having jurisdiction. Each of Purchaser and Sellers shall bear all the fees and costs incurred by it in connection with this arbitration, except that all fees and expenses relating to the foregoing work by the Accountant shall be borne by Purchaser, on the one hand, and Sellers, on the other hand, in inverse proportion as they may prevail on the matters resolved by the Accountant, which proportionate allocation will also be determined by the Accountant and be included in the Accountant’s written report.
(d)    On the fifth (5th) Business Day after Purchaser and Sellers agree to the final Adjustment Amount, final Closing Cash, final Closing Indebtedness and final Transaction

Expenses (if any) (or after Purchaser and Sellers receive notice of any final determination of the final Adjustment Amount, final Closing Cash, final Closing Indebtedness and final Transaction Expenses (if any) pursuant to the procedures set forth in Section 3.7(c)), then:
(i)    (A) if the final Adjustment Amount shall exceed the Estimated Adjustment Amount, then Purchaser shall pay to Sellers an amount of cash in Canadian dollars equal to such excess and (B) if the Estimated Adjustment Amount shall exceed the final Adjustment Amount, then Sellers shall pay to Purchaser an amount of cash in Canadian dollars equal to such excess;
(ii)    (A) if the final Closing Cash shall exceed the Estimated Closing Cash, then Purchaser shall pay to Sellers an amount of cash in Canadian dollars equal to such excess and (B) if the Estimated Closing Cash shall exceed the final Closing Cash, then Sellers shall pay to Purchaser an amount of cash in Canadian dollars equal to such excess;
(iii)    (A) if the Estimated Closing Indebtedness shall exceed the final Closing Indebtedness, then Purchaser shall pay to Sellers an amount of cash in Canadian dollars equal to such excess and (B) if the final Closing Indebtedness shall exceed the Estimated Closing Indebtedness, then Sellers shall pay to Purchaser an amount of cash equal in Canadian dollars to such excess;
(iv)    (A) if the Estimated Transaction Expenses shall exceed the final Transaction Expenses, then Purchaser shall pay to Sellers an amount of cash in Canadian dollars equal to such excess and (B) if the final Transaction Expenses shall exceed the Estimated Transaction Expenses, then Sellers shall pay to Purchaser an amount of cash in Canadian dollars equal to such excess; and
in each of cases (i), (ii), (iii) and (iv), plus interest on such amount from the Closing Date up to but excluding the date on which such payment is made at a rate per annum equal to the Federal Funds Rate as of the Closing Date, calculated on the basis of a year of three-hundred sixty (360) days and the actual number of days elapsed. Any such payment shall be made by wire transfer of immediately available Canadian dollars (with amounts denominated in currencies other than Canadian dollars being converted to Canadian dollars in accordance with Section 1.2(d)) to the account(s) of the Party entitled to receive such payment, which account(s) shall be identified by Purchaser to Sellers or by Sellers to Purchaser, as the case may be, not less than two (2) Business Days prior to the date such payment would be due.
SECTION 3.8    Withholding. Purchaser will be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts payable pursuant to or as contemplated by this Agreement any withholding Taxes or other amounts required under the Code or any applicable Law to be deducted and withheld. Purchaser and Sellers hereby acknowledge that, absent a change in applicable Law after the date hereof, Purchaser shall not deduct or withhold any Taxes from the payment of the Closing Purchase Price under Section 3.5(a) of this Agreement. In any case where such withholding or deduction is required,

Purchaser shall use reasonable efforts to provide notice to Sellers at least ten (10) Business Days prior to withholding any amount pursuant to this Section 3.8, and the Parties shall use reasonable efforts to reduce or avoid such withholding where possible. To the extent that any such amounts are so deducted or withheld, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Sellers and Purchaser shall cooperate in completing any procedural formalities necessary for Purchaser to obtain authorization to make payments under this Agreement without any withholding or deduction for or on account of Tax. Notwithstanding anything to the contrary in this Agreement, any compensatory amounts subject to payroll reporting and withholding payable pursuant to or as contemplated by this Agreement shall be payable in accordance with the payroll procedures of the applicable NGX/Shorcan Company.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER
Except as disclosed in the Sellers Disclosure Letter (it being understood that information disclosed in any section of the Sellers Disclosure Letter shall be deemed to be disclosed with respect to any other section of the Sellers Disclosure Letter to which such disclosure would reasonably pertain or if its relevance to such other section is reasonably apparent on the face of such disclosure), Sellers hereby jointly and severally represent and warrant to Purchaser as of the date hereof and as of the Closing Date (except for representations and warranties which are made as of a specified time which are made only as of such specified time) as follows:
SECTION 4.1    Organization and Good Standing.
(a)    Each Seller is a legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each Seller has all requisite corporate (or other) power and authority to own or lease the assets owned or leased by it and to carry on its business, as currently conducted, except where the failure to have such power or authority would not be material to the Business.
(b)    Each Seller is duly qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, lease or operation of the applicable assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not be material to the Business.
SECTION 4.2    NGX/Shorcan Entities and NGX/Shorcan Subsidiaries.
(a)    Section 4.2(a) of the Sellers Disclosure Letter sets forth (i) each NGX/Shorcan Entity and each Subsidiary of the NGX/Shorcan Entities (individually, an “NGX/Shorcan Subsidiary” and collectively, the “NGX/Shorcan Subsidiaries,” and together with the NGX/Shorcan Entities, the “NGX/Shorcan Companies” and, individually, an “NGX/Shorcan Company”), (ii) the number of authorized, allotted, issued and outstanding Securities of each

NGX/Shorcan Company and the record owners thereof, and (iii) each NGX/Shorcan Company’s jurisdiction of incorporation or organization.
(b)    Each NGX/Shorcan Company is an entity duly incorporated or organized and is validly existing and, to the extent such concept or a similar concept exists in the relevant jurisdiction, in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has all requisite corporate or other power and authority, as the case may be, to own, lease and operate its properties and assets and to carry on its business in all material respects as currently conducted.
(c)    Each NGX/Shorcan Company is qualified or licensed to do business and, to the extent such concept or a similar concept exists in the relevant jurisdiction, is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets requires such qualification or license, except where any failure to be so qualified or licensed and in good standing would not be material to the Business.
(d)    Sellers have delivered or made available to Purchaser true, correct and complete copies of the organizational documents of each NGX/Shorcan Company, as amended and in effect on the date of this Agreement.
SECTION 4.3    Title; Capitalization of the NGX/Shorcan Companies.
(a)    Sellers have good and valid title to the NGX/Shorcan Equity Interests, free and clear of all Liens (other than restrictions under securities Laws). The NGX/Shorcan Equity Interests have been duly authorized, validly issued, fully paid and, where applicable, are non-assessable. Other than the NGX/Shorcan Equity Interests, there are no other Securities of the NGX/Shorcan Entities outstanding or issued.
(b)    All of the outstanding Securities of each NGX/Shorcan Subsidiary (the “NGX/Shorcan Subsidiary Interests”) are owned by an NGX/Shorcan Entity or an NGX/Shorcan Subsidiary that is a wholly owned Subsidiary of an NGX/Shorcan Entity, and each respective NGX/Shorcan Entity or NGX/Shorcan Subsidiary has good and valid title to such NGX/Shorcan Subsidiary Interests, free and clear of all Liens (other than restrictions under securities Laws). All of such NGX/Shorcan Subsidiary Interests have been duly authorized, validly issued, and are fully paid and, where applicable, are non-assessable.
(c)    No NGX/Shorcan Company (i) owns (beneficially or of record), directly or indirectly, any Securities in any other Person or (ii) is subject to any obligation to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person.
SECTION 4.4    Authorization; Binding Obligations. Each Seller has all necessary corporate or other power and authority to make, execute and deliver this Agreement and the Related Agreements to which it is a party, or will be a party at Closing, and to perform all of the obligations to be performed by it hereunder and thereunder. The making, execution, delivery and performance of this Agreement and the Related Agreements and the consummation by Sellers of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate (or other) action on the part of each Seller, and no other corporate (or other) proceedings on the part of Sellers is necessary to authorize the execution, delivery and performance by Sellers of this Agreement or the Related Agreements or the transactions contemplated hereby or thereby. This Agreement has been and, upon their execution, the Related Agreements will be, duly and validly executed and delivered by Sellers, and assuming the due authorization, execution and delivery by Purchaser, each of this Agreement and the Related Agreements will constitute a valid, legal and binding obligation of each Seller that is a party thereto, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization, preference or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (regardless of whether enforcement is sought in equity or at law) (collectively, the “Enforceability Exceptions”).
SECTION 4.5    No Conflicts; Consents and Approvals.
(a)    The execution and delivery of this Agreement and the Related Agreements by each Seller does not, and the consummation by each Seller of the Sale will not: (i) conflict with any provisions of the organizational documents of either Seller or the NGX/Shorcan Companies; (ii) violate any applicable Law (assuming compliance with the matters set forth in Section 4.5(b) of the Sellers Disclosure Letter); (iii) result, after the giving of notice, with lapse of time or otherwise, in any violation, default or loss of a benefit under, or permit the acceleration or termination of any obligation under or require any consent under or require any offer to purchase or prepayment of any Indebtedness or Liability under, any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license or other Contract to which any NGX/Shorcan Company is a party or by which any NGX/Shorcan Company or any of their respective assets or properties may be bound; (iv) result in the creation or imposition of any Lien (other than Permitted Liens) upon any properties or assets of any NGX/Shorcan Company; or (v) cause the suspension or revocation of any NGX/Shorcan Permit (assuming compliance with the matters set forth in Section 4.5(b) of the Sellers Disclosure Letter); except, in the case of clauses (ii), (iii), (iv) and (v), as would not be material to the Business.
(b)    No clearance, consent, approval, order, license or authorization of, or declaration, registration or filing with, or notice to, or permit issued by, any Governmental Authority is required to be made or obtained by Sellers or any NGX/Shorcan Company in connection with the execution or delivery of this Agreement or any Related Agreement by Sellers or the consummation by Sellers of the Sale, except for (i) any clearance, consent, approval, order, license, authorization, declaration, registration, filing, notice or permit set forth in Section 4.5(b) of the Sellers Disclosure Letter; and (ii) any such clearance, consent, approval, order, license, authorization, declaration, registration, filing, notice or permit, the failure of which to make or obtain would not be material to the Business.
SECTION 4.6    Litigation. (a) There is no Proceeding pending or threatened in writing, or, to the Knowledge of Sellers, threatened against any NGX/Shorcan Company, or their respective properties, assets or rights or any of their respective current or former directors, officers, employees or contractors (in their capacities as such or relating to their services or relationship to the NGX/Shorcan Companies) that is material to the Business, (b) there is no Order outstanding against any NGX/Shorcan Company or that is specifically applicable to its respective properties, assets or rights, that is material to the Business, and (c) there is no Proceeding pending or, to the Knowledge of Sellers, threatened against any NGX/Shorcan Company which seeks to, or would reasonably be expected to, restrain, enjoin or delay the consummation of the Sale or which seeks damages in connection therewith, and no such injunction of any type has been entered or issued. As of the date hereof, there is no material Proceeding which an NGX/Shorcan Company presently intends to initiate.
SECTION 4.7    Compliance with Law.
(a)    Except as would not be material to the Business, (i) each of the NGX/Shorcan Companies hold all material Permits that are necessary or required for the lawful conduct of their respective businesses or ownership and operation of their respective assets and properties (the “NGX/Shorcan Permits”), (ii) all NGX/Shorcan Permits are in full force and effect and none of the NGX/Shorcan Permits have been withdrawn, revoked, suspended or cancelled nor is any such withdrawal, revocation, suspension or cancellation pending or, to the Knowledge of Sellers, threatened, (iii) each of the NGX/Shorcan Companies is, and since January 1, 2013, has been, in compliance with the terms of the NGX/Shorcan Permits, and (iv) to the Knowledge of Sellers, no basis exists that would constitute a material breach, violation or default under any NGX/Shorcan Permit or give any Governmental Authority grounds to suspend, revoke or terminate any NGX/Shorcan Permits.
(b)    None of the NGX/Shorcan Companies is, or has been at any time since January 1, 2013, in violation of and, no written notice has been given of any violation of any applicable Law, except for any violations that would not be material to the Business.
(c)    Except as would not be material to the Business, none of the NGX/Shorcan Companies is or since January 1, 2013 has been party to any Proceeding by or on behalf of any Governmental Authority in respect of any violation of Law (each a “Regulatory Proceeding”), nor has any of them received since January 1, 2013 any written notice of any Regulatory Proceeding and, to the Knowledge of Sellers, nor has any Regulatory Proceeding been threatened in writing. To the Knowledge of Sellers, there are no ongoing investigations other than routine regulatory oversight reviews currently being undertaken by any Governmental Authority in respect of the NGX/Shorcan Companies.
(d)    NGX is a registered foreign board of trade pursuant to the rules adopted pursuant to the Commodity Exchange Act. NGX is a registered derivatives clearing organization pursuant to the Commodity Exchange Act. Such registrations are in full force and effect and have not been withdrawn, revoked, limited, suspended, or cancelled, nor is any such withdrawal, revocation, limitation, suspension, or cancellation pending or to the Knowledge of Seller threatened.

(e)    The NGX/Shorcan Companies have timely filed all reports, registration statements, notices, forms and other documents, together with any amendments required to made with respect thereto, required by any Governmental Authority (collectively, the “Company Regulatory Documents”). The Company Regulatory Documents are correct and complete in all material respects, and the NGX/Shorcan Companies have paid all fees and assessments due and payable in connection with the Company Regulatory Documents. None of the NGX/Shorcan Companies is, or has been since January 1, 2013, in material non-compliance with any terms of its applicable rulebook, contracting party’s agreement, or other similar agreements or documents in connection with any of the NGX/Shorcan Permits.
(f)    Since March 20, 2013, none of the NGX/Shorcan Companies has been required to file any forms, reports, demonstrations of compliance or comment letter responses with any Governmental Authority, other than in the Ordinary Course in accordance with a NGX/Shorcan Permit.
(g)    None of the NGX/Shorcan Companies is, or is required to be, registered, authorized, recognized, licensed or qualified as a broker-dealer, national securities exchange, securities self-regulatory organization or financial intermediary and/or securities trading platform or have any other similar regulatory status for the provision of any securities financial service in any jurisdiction.
(h)    None of the NGX/Shorcan Companies is, or is required to be, (i) registered as a futures commission merchant, commodity trading adviser, commodity pool operator, designated contract market, swap execution facility or introducing broker under the Commodity Exchange Act or any other jurisdiction or (ii) subject to registration under the Investment Company Act of 1940 or any similar Law in the U.S. or any other jurisdiction. Shorcan Energy Brokers is neither registered nor required to be registered as a derivatives clearing organization under the Commodity Exchange Act or any other jurisdiction.
SECTION 4.8    Transactions with Affiliates. Neither Sellers nor any of their Affiliates (other than the NGX/Shorcan Companies), other than in the Ordinary Course or under the agreements set forth in Section 4.8-A of the Sellers Disclosure Letter, (a) has engaged in any transaction with any NGX/Shorcan Company (including any acquisition of any material asset, right or property therefrom) since December 11, 2015, other than the receipt of cash dividends, (b) owns any material property or right, tangible or intangible, which is used in the Business, (c) has, to the Knowledge of Sellers, any claim or cause of action against any NGX/Shorcan Company or (d) owes any money to, or is owed any money by, any NGX/Shorcan Company. Other than this Agreement, any Related Agreement, and the agreements set forth in Section 4.8-A of the Sellers Disclosure Letter, as of immediately after the Closing, neither Sellers nor any of their Affiliates (other than the NGX/Shorcan Companies) shall be a party to any transaction, agreement, understanding or arrangement (written or oral) with the NGX/Shorcan Companies. Section 4.8-B of the Sellers Disclosure Letter sets forth all Contracts between or among an NGX/Shorcan Company, on the one hand, and another NGX/Shorcan Company, on the other hand.

SECTION 4.9    Financial Statements.
(a)    Sellers have provided to Purchaser true and complete copies of (i) the audited balance sheet as of, and related audited statements of income, changes in stockholders’ equity and cash flows, for the year then ended on, December 31, 2014, December 31, 2015 and December 31, 2016 for NGX (on a consolidated basis) (collectively, the “Audited Financial Statements”) and (ii) the unaudited balance sheet as of, and related unaudited statements of income and changes in stockholders’ equity for the year then ended on, December 31, 2014, December 31, 2015 and December 31, 2016 for Shorcan (collectively, the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Business Financial Information”).
(b)    The Business Financial Information has been prepared from the books and records of the NGX/Shorcan Companies. Subject to the absence of footnotes and other presentation items and normal year-end and other adjustments (which other adjustments are not material to the Business) with respect to the Unaudited Financial Statements, the Business Financial Information, except as otherwise indicated therein, has been prepared in accordance with IFRS, consistently applied within the applicable period, and (i) with respect to the Unaudited Financial Statements of Shorcan, fairly presents, in all material respects, the financial condition and the results of operations of Shorcan as at the respective dates and for the periods covered by such Unaudited Financial Statements; and (ii) with respect to the Audited Financial Statements of NGX, gives a true and fair view of the state of affairs of NGX as at the respective dates and for the periods covered by such Audited Financial Statements.
(c)    No NGX/Shorcan Company has any Liabilities other than (i) Liabilities reflected or reserved in the Business Financial Information, (ii) Liabilities incurred in the Ordinary Course after December 31, 2016, (iii) Liabilities incurred in connection with this Agreement or the Related Agreements or the transactions contemplated hereby or thereby, (iv) Liabilities that arise under Contracts to which an NGX/Shorcan Company is a party as of the date hereof (excluding Liabilities for breach, non-performance or default), and (v) Liabilities that, in the aggregate, are not material to the Business.
SECTION 4.10    Employee Benefit Plans.
(a)    Section 4.10(a)-1 of the Sellers Disclosure Letter lists each Company Benefit Plan. Section 4.10(a)-2 of the Sellers Disclosure Letter lists each collective bargaining, work rules or similar agreements to which any of the NGX/Shorcan Companies are party with any labor organization, trade union, labor union or works council representing any of the Business Employees (“CBAs”).
(b)    With respect to each material Company Benefit Plan, Sellers have heretofore delivered or made available to Purchaser true and complete copies of the Company Benefit Plan and any material amendments thereto, together with any material documents relating to such Company Benefit Plan, including any related trust or other funding vehicle, any reports or summaries required under ERISA or the Code or other Law, member booklets and the most recent determination or opinion letter received from the IRS with respect to each Company Benefit Plan intended to qualify under Section 401 of the Code.
(c)    Each of the Company Benefit Plans has been operated and administered in all material respects in accordance with its terms, any applicable CBAs and all applicable Laws, including ERISA and the Code. In the past six years, no NGX/Shorcan Company has maintained or contributed to or was required to contribute to any plan or arrangement or had any actual or contingent liability as a result of its affiliation (including as an ERISA Affiliate) with any other entity that is or was (i) subject to Section 412 of the Code or Section 302 of Title IV of ERISA, (ii) a multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA, or (iii) a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA. None of the Company Benefit Plans is a Canadian Defined Benefit Plan or a Canadian Multi-Employer Plan.
(d)    Neither the execution of this Agreement nor the consummation of the Sale will (either alone or together with any other event) (i) cause any payment (whether for notice of termination, pay in lieu of notice, severance pay or otherwise) to become due to any Business Employee or former employee or current or former director of any NGX/Shorcan Company, (ii) cause an increase in the amount of compensation or benefits or the acceleration of the vesting or timing of payment of any compensation or benefits payable to or in respect of any Business Employee or former employee or current or former director of any NGX/Shorcan Company, (iii) cause any individual to accrue or receive additional benefits, services or accelerated rights to payment of benefits under any Company Benefit Plan, (iv) provide for payments that could subject any person to liability for tax under Section 4999 of the Code or (v) result in payments under any of the Company Benefit Plans which would not be deductible under Section 280G of the Code.
(e)    Sellers have previously made available to Purchaser the following information as of the most recent practicable date with respect to each Business Employee as of the date this representation is made: (i) date of hire and effective service date, (ii) job title or position held, (iii) city and state or province of employment, (iv) base salary or current wages, (v) employment status (i.e., active or on leave and full-time or part-time) (vi) accrued vacation; and (vii) the length of notice or pay in lieu of notice or severance pay to be given (by both the employing entity and the employee) pursuant to an applicable employment agreement to terminate employment without cause (if known or applicable).
(f)    Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification and, to the Knowledge of Sellers, no event has occurred that could reasonably be expected to result in disqualification of such Company Benefit Plan. Each Company Benefit Plan maintained for Business Employees primarily residing in Canada that is intended to qualify for tax-preferred or tax-exempt treatment has been duly registered in accordance with applicable Law, and, to the Knowledge of Sellers, no event has occurred with respect to any such Company Benefit Plan that could result in the revocation of the registration of such Company Benefit Plan or which could otherwise reasonably be expected to adversely affect the tax status of such Company Benefit Plan.
(g)    Except as would not reasonably be expected to result in a liability to Purchaser or any NGX/Shorcan Company, there are no pending or, to the Knowledge of Sellers, threatened claims (other than claims for benefits in the Ordinary Course), investigations by a Governmental Authority, lawsuits or arbitrations which have been asserted or instituted, and to the Knowledge of Sellers, no set of circumstances exists which may reasonably give rise to a claim, investigation or lawsuit under any employment Law or against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans which could reasonably be expected to result in any material liability of Purchaser or any NGX/Shorcan Company to the Pension Benefit Guaranty Corporation, the Department of Treasury, the Department of Labor, any Governmental Authority, any multi-employer plan, any Company Benefit Plan, any participant in a Company Benefit Plan, or any other Person.
(h)    No entity other than any NGX/Shorcan Company is a participating employer under any Company Benefit Plan maintained for Business Employees primarily residing in the United States and no individuals are participating in (or are eligible to participate in) any such Company Benefit Plan, other than the Business Employees (and any spouses, dependents, survivors or dependents of such persons).
(i)    All data necessary to administer each Company Benefit Plan maintained for Business Employees primarily residing in the United States is in the possession of or otherwise freely accessible, without restriction, to the NGX/Shorcan Companies or their agents and is in a form which is sufficient for the proper administration of such Company Benefit Plan in accordance with its terms and all Laws and such data is materially complete and correct.
(j)    With respect to each Company Benefit Plan established or maintained outside of the United States or Canada primarily for the benefit of Business Employees residing outside of the United States or Canada (a “Foreign Company Benefit Plan”): (i) all material employer and Business Employee contributions to each Foreign Company Benefit Plan required by Law or by the terms of such Foreign Company Benefit Plan have been made, or, if applicable, accrued, in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded Foreign Company Benefit Plan and the liability of each insurer for any Foreign Company Benefit Plan funded through insurance or the book reserve established for any Foreign Company Benefit Plan, together with any accrued contributions, is not materially less than the accrued benefit obligations with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Company Benefit Plan; (iii) each Foreign Company Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities (including tax authorities); and (iv) each of the Foreign Company Benefit Plans has been operated and administered in all material respects in accordance with its terms and all applicable Laws. Section 4.10(j) of the Sellers Disclosure

Letter separately identifies each Foreign Company Benefit Plan that is a defined benefit pension plan.
SECTION 4.11    Labor Matters.
(a)    No NGX/Shorcan Company is party to, bound by, or in the process of negotiating a collective bargaining agreement, other labor-related agreement or understanding or work rules with any labor union, labor organization, staff association or works council, nor to the Knowledge of Sellers, has any NGX/Shorcan Company communicated or represented, whether to any current or former employee, former worker or current or former director of, or consultant to, any NGX/Shorcan Company or any labor union, labor organization, staff association or works council, that it will recognize any labor union, labor organization, staff association or works council.
(b)    None of the current or former employees, former workers or current or former directors of, or consultants to, any NGX/Shorcan Company is represented by a labor union, other labor organization, staff association or works council in respect of any NGX/Shorcan Company and, (i) to the Knowledge of Sellers, there is no effort currently being made or threatened by or on behalf of any Business Employees, labor union, trade union, works council, labor organization or staff association to organize any employees, workers or directors of, or consultants to, any NGX/Shorcan Company, and there are currently no activities related to the establishment of a labor union, labor organization, staff association or works council representing employees, workers or directors of, or consultants to, any NGX/Shorcan Company, (ii) no demand for recognition of any employees, workers or directors of, or consultants to, any NGX/Shorcan Company has been made by or on behalf of any labor union, staff association, works council, trade union or labor organization in the past two (2) years, and (iii) no petition has been filed, nor has any proceeding been instituted by any current or former employee or current or former director of, or consultant to, any NGX/Shorcan Company or group of current or former employees, workers or current or former directors of, or consultants to, any NGX/Shorcan Company with any labor relations board or commission or the central arbitration committee seeking recognition of a collective bargaining or works council representative in respect of any NGX/Shorcan Company in the past two (2) years.
(c)    There is no pending, actual or, to the Knowledge of Sellers, threatened (i)  strike, lockout, work stoppage, slowdown, picketing or labor dispute, other industrial action or dispute with respect to or involving any current or former employee, worker or current or former director of, or consultant to, any NGX/Shorcan Company, and there has been no such action or event in the past three (3) years; (ii) material arbitration, grievance, claim, enquiry, investigation or dispute against any NGX/Shorcan Company involving current or former employees, workers, current or former directors, consultants or any of their representatives concerning their employment or engagement, its termination or otherwise; or (iii) discipline or suspension involving any current or former employee, worker or current or former director of any NGX/Shorcan Company.
(d)    Each NGX/Shorcan Company is in compliance and has been in compliance since January 1, 2013 in all material respects with all (i) Laws respecting employment and employment practices, terms and conditions of employment, labor relations, human rights, accessibility, occupational health and safety, former employees, collective bargaining, disability, immigration, layoffs, health and safety, wages, hours and benefits, employment standards, plant closings and layoffs, including classification of employees, workers, consultants and independent contractors and classification of employees, workers and consultants for overtime eligibility, non-discrimination in employment, data protection, workers’ compensation and the collection and remittance of withholding and/or payroll taxes and similar Taxes, and (ii) obligations of any NGX/Shorcan Company under any employment agreement, agreement for the provision of personal services, notice of termination, termination or severance agreement, Order or CBA. No NGX/Shorcan Company has implemented any plant closings or employee layoffs in the past two years that triggered a notice requirement under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar or related Law which was not satisfied.
(e)    To the Knowledge of Sellers, no NGX/Shorcan Company is involved in negotiations (whether with employees, workers, directors, consultants or any trade union or other representatives thereof) to vary materially the terms and conditions of employment or engagement of any of its employees, workers, directors or consultants, nor, to the Knowledge of Sellers, are there any outstanding agreements, promises or offers made by any NGX/Shorcan Company to any of its employees, workers, directors or consultants or to any trade union or other representatives thereof concerning or affecting the terms and conditions of employment or engagement of any of its employees, workers, directors or consultants, and no NGX/Shorcan Company is under any contractual or other obligation to change the terms of service of any employee, director or consultant.
(f)    No offer of employment or engagement has been made and is currently outstanding by any NGX/Shorcan Company to any individual whose aggregate annual cash compensation would exceed $200,000 and no notice of termination has been given to or received from any Business Employee whose aggregate annual cash compensation exceeds $200,000.
(g)    Other than as required by law, no NGX/Shorcan Company operates any custom, policy, practice or has any agreement, pursuant to which employees by reason of the termination of their employment receive a payment or other entitlement in excess of their statutory entitlements. No director of any NGX/Shorcan Company or Business Employee has any entitlement to any accrued but unused holiday or vacation from any previous holiday or vacation year(s).
(h)    There are no outstanding loans nor notional loans to any director or Business Employee made by any NGX/Shorcan Company where the amount outstanding on the loan exceeds $10,000.
SECTION 4.12    No Brokers or Finders. Except for Barclays Capital Canada Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Sale based upon arrangements made by or on behalf of Sellers or the NGX/Shorcan Companies or their Affiliates. Sellers are solely responsible for all fees and expenses of Barclays Capital Canada Inc.

SECTION 4.13    Real Property.
(a)    None of the NGX/Shorcan Companies owns any real property. Section 4.13(a) of Sellers Disclosure Letter sets forth the address or other description of each parcel of real property leased or subleased by any of the NGX/Shorcan Companies (the “NGX/Shorcan Leased Real Property”) and such information is true and accurate in all material respects. No eminent domain or condemnation Proceeding is pending or, to the Knowledge of Sellers, threatened in writing, that would preclude or materially impair the use of any NGX/Shorcan Leased Real Property.
(b)    Except as would not be material to the Business, all buildings, structures, fixtures and improvements included within the NGX/Shorcan Leased Real Property (the “NGX/Shorcan Improvements”) are in good repair and operating condition, and are adequate and suitable for the purposes for which they are presently being used or held for use, and to the Knowledge of Sellers, there are no facts or conditions affecting any of the NGX/Shorcan Improvements that, in the aggregate, would reasonably be expected to materially interfere with the current use, occupancy or operation thereof. Except as would not be material to the Business, no portion of such NGX/Shorcan Leased Real Property has suffered any damage by fire or other casualty loss which has not heretofore been completely repaired and restored to its original condition (ordinary wear and tear excepted).
SECTION 4.14    Absence of Certain Changes. Since December 31, 2016 through the date of this Agreement:
(a)    the Business has been conducted in the ordinary course of business (“Ordinary Course”) in all material respects;
(b)    there has not been a Business Material Adverse Effect; and
(c)    none of Sellers or any Affiliate of Sellers, nor the NGX/Shorcan Companies has taken any action or omitted to take any action that if taken or omitted to be taken after the date of this Agreement would constitute a violation of Section 6.1(b)(v), Section 6.1(b)(vi), Section 6.1(b)(ix), Section 6.1(b)(x) or Section 6.1(b)(xvi).
SECTION 4.15    Material Contracts.
(a)    Section 4.15(a) of the Sellers Disclosure Letter (which is arranged in subsections to correspond to the subsections of this Section 4.15(a)) sets forth the following Contracts as of the date hereof (other than any such Contract solely by or among the NGX/Shorcan Companies) to which any NGX/Shorcan Company is a party or by which it is bound or to which its assets or properties is subject (collectively, the “Material Contracts”):
(i)    any Contract for Indebtedness;
(ii)    any Contracts under which any NGX/Shorcan Company has advanced or loaned any Person any amounts in excess of $250,000;

(iii)    any joint venture, partnership, limited liability company, shareholder, or other similar Contract or arrangements relating to the formation, creation, operation, management or control of any partnership, strategic alliance or joint venture with a third party;
(iv)    any Contract or series of related Contracts, including any option agreement, entered into in the past three years relating to the acquisition or disposition by an NGX/Shorcan Company of any business or asset (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration in excess of $1,000,000;
(v)    any Contract for the voting of Securities of any NGX/Shorcan Company;
(vi)    any Contract (including any exclusivity agreement) that purports to limit or restrict in any material respect either the type of business in which any NGX/Shorcan Company may engage or the manner or locations in which any of them may so engage in any business or would require the disposition of any assets or any line of business of any NGX/Shorcan Company;
(vii)    any Contract with a non-solicitation or non-compete provision that purports to limit or restrict in any respect any NGX/Shorcan Company;
(viii)    any Contract with a “most-favored-nations” pricing provision or that purports to limit or restrict in any material respect any NGX/Shorcan Company;
(ix)    any Contract, other than such Contracts entered into in the Ordinary Course, under which (A) any Person (other than any NGX/Shorcan Company) has directly or indirectly guaranteed or provided an indemnity in respect of any liabilities, obligations or commitments of any NGX/Shorcan Company or (B) any NGX/Shorcan Company has directly or indirectly guaranteed or provided an indemnity in respect of liabilities, obligations or commitments of any other Person (other than any NGX/Shorcan Company) (in each case other than endorsements for the purpose of collection in a commercially reasonable manner consistent with industry practice), unless such guarantor or indemnity obligation is less than $500,000;
(x)    any Contract under which any NGX/Shorcan Company has granted any Person registration rights (including demand and piggy-back registration rights);
(xi)    other than commercially available “off-the-shelf” Software and any other Software that is readily substitutable (without causing material disruption or materially increased cost) in the operation of the Business, any material Contract under which (A) any NGX/Shorcan Company has granted any license, sublicense or other permission to any Person to use any Acquired Intellectual Property, except that non-exclusive licenses to customers of the NGX/Shorcan Companies in the Ordinary Course are not required to be scheduled in subsection (xi) of Section 4.15(a) of the Sellers Disclosure Letter but are nevertheless included in the definition of Material Contracts herein; or (B) any Person has granted any license, sublicense or other permission to any NGX/Shorcan Company to use any Intellectual Property other than Owned Intellectual Property;
(xii)    any Contract that involves or would reasonably be expected to involve expenditures of, or receipts by, any NGX/Shorcan Company in excess of $1,500,000 in the aggregate per any calendar year;
(xiii)    any material Contract with any Governmental Authority;
(xiv)    any Contract between or among an NGX/Shorcan Company, on the one hand, and any Seller (or Affiliate thereof), on the other hand;
(xv)    any Lease for an NGX/Shorcan Leased Real Property, and any other Contract that relates in any way to the occupancy or use of any of the NGX/Shorcan Leased Real Property;
(xvi)    any employment agreement or outstanding offer letter that provides for annual compensation in excess of $200,000 or for notice of termination, pay in lieu of notice, severance pay or a change of control payment that exceeds statutory requirements;
(xvii)    any Contract under which an NGX/Shorcan Company has permitted any material asset to become subject to a Lien (other than a Permitted Lien);
(xviii)    any outstanding general or special powers of attorney executed by or on behalf of an NGX/Shorcan Company;
(xix)    (A) any customer Contract with a customer listed in Section 4.23 of the Sellers Disclosure Letter and (B) any supplier Contract with a supplier listed in Section 4.23 of the Sellers Disclosure Letter; and
(xx)    any Contract the termination or breach of which or the failure to obtain consent in respect of which would have a Business Material Adverse Effect.
(b)    (i) No NGX/Shorcan Company is and, to the Knowledge of Sellers, no other party is, in breach or violation of, or in default under, any Material Contract, except as would not be material to the Business, (ii) each Material Contract is a valid and binding agreement of the NGX/Shorcan Companies, as the case may be, enforceable in accordance with its terms, except for the Enforceability Exceptions, (iii) to the Knowledge of Sellers, no event has occurred or been threatened in writing which would result in a breach or violation of, or a default under, any Material Contract (in each case, with or without notice or lapse of time or both), except as would not be material to the Business, and (iv) each Material Contract (including all modifications and amendments thereto and waivers thereunder) is in full force and effect with respect to the NGX/Shorcan Companies, as applicable, and, to the Knowledge of Sellers, with respect to the other parties thereto, and an accurate and complete copy of which has been delivered or made available to Purchaser.
SECTION 4.16    Intellectual Property.
(a)    All Intellectual Property that is currently used in the conduct of the Business by any NGX/Shorcan Company is either (a) owned by the NGX/Shorcan Companies (such Intellectual Property, “Owned Intellectual Property”), or (b) licensed by the NGX/Shorcan Companies (together with the Owned Intellectual Property, the “Acquired Intellectual Property”), except, in each case, where a failure to so own or license such Intellectual Property would not be material to the Business or the NGX/Shorcan Companies taken as a whole. Section 4.16(a) of the Sellers Disclosure Letter lists, in each case, as of the date hereof, with respect to the Acquired Intellectual Property, all: (i) registrations and applications for registration of Marks; (ii) Patents; (iii) registered copyrights and applications for registration of copyrights; and (iv) material Software. All material Acquired Intellectual Property is valid, subsisting and enforceable, and the NGX/Shorcan Companies are the sole and exclusive owner of the Owned Intellectual Property free and clear of all Liens (other than Permitted Liens).
(b)    In each case except as would not be material to the Business or the NGX/Shorcan Companies taken as a whole, neither the operations of the Business nor any of the NGX/Shorcan Companies: (i) has infringed upon, misappropriated or otherwise violated any Intellectual Property of any Person; or (ii) has received any charge, complaint, claim, demand, or notice alleging infringement, misappropriation or violation of the Intellectual Property of any Person (including any invitation to license or request or demand to refrain from using any Intellectual Property of any Person).
(c)    To the Knowledge of Sellers: (i) there is no interference, infringement, dilution, misappropriation or other violation of any Acquired Intellectual Property by any Person; (ii) none of the Acquired Intellectual Property is subject to any outstanding judgment, injunction, writ, order, decree or agreement prohibiting or restricting the use thereof by the NGX/Shorcan Companies or their customers; and (iii) no Acquired Intellectual Property is the subject of any re-examination, opposition, cancellation or invalidation proceeding before any Governmental Authority.
(d)    Sellers and the NGX/Shorcan Companies have taken commercially reasonable measures to protect the confidentiality of trade secrets and other confidential information owned by the NGX/Shorcan Companies, except as would not be material to the Business or the NGX/Shorcan Companies taken as a whole. Except as would not be material to the Business or the NGX/Shorcan Companies taken as a whole each current and, within the last three (3) years, former consultant and individual that has delivered, developed, contributed to, modified or improved Owned Intellectual Property has executed an agreement with an NGX/Shorcan Company regarding confidentiality and proprietary information and an agreement assigning to an NGX/Shorcan Company all of such consultant’s and individual’s rights in such development, contribution, modification or improvement and, as applicable, waiving such consultant’s and individual’s moral rights therein.

SECTION 4.17    Software and Other Information Technology.
(a)    Except as would not be material to the Business or the NGX/Shorcan Companies taken as a whole, (i) the NGX/Shorcan Companies have implemented commercially reasonable measures designed to reasonably protect all Information Technology owned or held by any NGX/Shorcan Company and used in the conduct of the Business from loss and unauthorized intrusion, access and modification and (ii) all Information Technology owned or held by any NGX/Shorcan Company and used in the conduct of the Business is free from material defects and material deficiencies.
(b)    Except as would not be material to the Business or the NGX/Shorcan Companies taken as a whole, the Software included in the Acquired Intellectual Property does not contain any undocumented code, disabling mechanism or protection feature designed to prevent its use, including any undocumented clock, timer, counter, computer virus, worm, software lock, drop dead device, Trojan-horse routine, trap door, back door (including capabilities that permit non-administrative users to gain unrestricted access or administrative rights to Software or that otherwise bypasses security or audit controls), time bomb or any other codes or instructions that may be used to access, modify, replicate, distort, delete, damage, or disable Owned Software or data, other software operating systems, computers or equipment with which the Software interacts. Except as would not be material to the Business or the NGX/Shorcan Companies taken as a whole, in the past four (4) years, there has been no failure or other substandard performance of any Information Technology or Software which has caused any disruption to the Business or any NGX/Shorcan Company.
(c)    No portion of any source code for any Software included within the Owned Intellectual Property (“Owned Software”) has currently been or is obligated to be delivered, licensed or made available to any escrow agent (other than in the Ordinary Course, and the consummation of the transactions contemplated by this Agreement will not provide any such escrow agent with the right to deliver, release or make available any source code included within the Owned Software to any Person.
(d)    Section 4.17(d) of the Sellers Disclosure Letter sets forth a complete and accurate list of (i) all material Open Source Software used by any NGX/Shorcan Company as of the date hereof in its products and (ii) the license agreement that governs such Person’s use of such Open Source Software. Except as would not be material to the Business or the NGX/Shorcan Companies taken as a whole, no NGX/Shorcan Company has used, modified or distributed any Open Source Software in its products or services in a manner that would impose a requirement as described in subparts (i) through (iii) under the definition of Open Source Software. No Owned Software is being or was developed pursuant to participation in any industry standards body or consortium.
SECTION 4.18    Taxes.
(a)    (i) The NGX/Shorcan Companies, and, to the extent directly in respect of the Business, Sellers have filed all material Tax Returns required to have been filed on or before the date hereof and all such Tax Returns were true, correct and complete in all material respects;

(ii) all material Taxes due by the NGX/Shorcan Companies or with respect to the Business (whether or not shown on any Tax Return) have been timely paid.
(b)    None of the NGX/Shorcan Companies has waived in writing any statute of limitations in respect of a material amount of Taxes which waiver is currently in effect, has received or requested, in each case in writing, any extension of time to file a material Tax Return that remains unfiled or has granted any currently effective power of attorney with respect to Tax matters.
(c)    No Taxing Authority is presently conducting or has conducted within the previous three (3) years, any material dispute, claim, audit, action, suit, proceeding, examination or investigation in relation to the NGX/Shorcan Companies or any other member of a Seller Group to which the NGX/Shorcan Companies belong, and no material issues that have been raised in writing by the relevant Taxing Authority in connection with the examination of the Tax Returns referred to in Section 4.18(a)(i) are currently pending.
(d)    No material liens for Taxes have been filed with respect to the Business (other than Taxes for which payment is not yet due), and all material deficiencies asserted in writing or material assessments made in writing as a result of any examination of the Tax Returns referred to in Section 4.18(a)(i) by a Taxing Authority have been paid in full.
(e)    The NGX/Shorcan Companies have not been a member of any Seller Group or any other group for Tax purposes other than any Seller Group comprising solely current or former Affiliates of either Seller. The NGX/Shorcan Companies are not bound by any material Tax sharing agreement, indemnity obligation or similar contract, practice or legal requirement.
(f)    No NGX/Shorcan Company will be required to recognize more than $500,000 of income in the aggregate during a taxable period concluding after the Closing Date as a result of any deferred intercompany transaction or excess loss account (described in U.S. Treasury regulations under Section 1502 of the Code or similar provisions of state, local or foreign law) existing on or before the Closing Date, any installment sale or open transaction concluded on or before the Closing Date, any change in accounting method, practice or period or any amount prepaid on or before the Closing Date or any settlement or agreement with a Taxing Authority concluded on or before the Closing Date except, in each case, to the extent Taxes arising from such items do not exceed the amounts specifically identified as having been provided for them in the Working Capital.
(g)    No NGX/Shorcan Company nor any other member of a Seller Group to which an NGX/Shorcan Company belongs has engaged or agreed to engage in a listed transaction within the meaning of Treasury Regulation Section 1.6011-4(b)(2) that could affect its Tax liability for any taxable period as to which the period for audit and assessment has not expired.
(h)    All material Taxes that any of the NGX/Shorcan Companies were or are required by Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other Person have been duly withheld and paid over to the appropriate Taxing Authority, and the NGX/Shorcan Companies have complied in all material respects with all related recordkeeping and reporting requirements.
(i)    Each of the NGX/Shorcan Companies is classified as a corporation for U.S. federal income tax purposes.
(j)    All material documents in the enforcement of which any NGX/Shorcan Company may be interested have been duly stamped.
(k)    Notwithstanding anything to the contrary in this Agreement, nothing in this Section 4.18 shall cause Sellers to be liable for any Taxes for which Sellers are not expressly liable pursuant to Article VIII, and this Section 4.18, Section 4.9, Section 4.10 and Section 4.11 contain the exclusive representations and warranties by Sellers with respect to Taxes.
SECTION 4.19    Environmental Matters. Except as would not be material to the Business, since December 31, 2013: (a) the NGX/Shorcan Companies have complied with and are currently in compliance with all Environmental Law applicable to them, (b) the NGX/Shorcan Companies are not subject to any Liabilities, including corrective, investigatory or remedial obligations arising under Environmental Laws, and (c) none of Sellers or the NGX/Shorcan Companies have received any written notice, report or information regarding any Liabilities, including corrective, investigatory or remedial obligations arising under Law, with respect to the NGX/Shorcan Companies.
SECTION 4.20    Assets.
(a)    Ownership of Assets. Each NGX/Shorcan Company has good and marketable title to, or, in the case of property held under a lease or other Contract, a valid leasehold interest in, or adequate rights to use, all of the material properties, rights and assets, whether real or personal and whether tangible or intangible, used by it in the conduct of the Business, including all material assets reflected in each of the balance sheets as of December 31, 2016, included in the Business Financial Information, except for such assets that have been sold or otherwise disposed of since December 31, 2016 in the Ordinary Course (collectively, the “Assets”). None of the Assets is subject to any Lien other than a Permitted Lien and none of the Assets is held under a lease or other Contract with an Affiliate of Sellers (other than Assets held by the NGX/Shorcan Companies). Each of the fixtures, fittings and hardware used or held for use by the NGX/Shorcan Companies in the conduct of the Business is free from defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used, in each case, in all material respects.
(b)    Sufficiency of Assets. The NGX/Shorcan Companies and the Assets, together with the rights of Purchaser and its Affiliates under this Agreement and the Related Agreements, constitute all of the assets, properties, rights and interests that are used or held for use in or necessary to conduct the Business as currently conducted, in all material respects, by the NGX/Shorcan Companies.

(c)    No Other Business Activities. None of the NGX/Shorcan Companies conducts any material business activities other than activities related to or incidental to the Business.
SECTION 4.21    Foreign Corrupt Practices Act and International Trade Sanction. None of the NGX/Shorcan Companies, nor any of their respective directors, officers, agents, employees or, to the Knowledge of Sellers, any other Persons acting on their behalf has, in connection with the operation of the Business, (a) used any corporate or other funds, directly or indirectly, for unlawful contributions, payments, gifts or entertainment, (b) made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or any other Person, or (c) established or maintained any unlawful or unrecorded funds in material violation of the Foreign Corrupt Practices Act of 1977, as amended, or any other similar applicable Law (including the United Kingdom Bribery Act 2010, the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) any anti-money laundering law or any laws enacted pursuant to the OECD Convention on Combating Bribery of Foreign Public Officials). None of the NGX/Shorcan Companies, nor any of their respective directors, officers, agents, employees or, to the Knowledge of Sellers, any other Persons acting on their behalf has, in connection with the operation of the Business, violated or operated in noncompliance, directly or indirectly, in any material respect, with any export restrictions or other economic sanctions laws, anti-boycott regulations, embargo regulations or other applicable domestic or foreign Laws, including the regulations enacted by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), which prohibit transactions involving parties located in countries subject to comprehensive economic sanctions by OFAC or parties identified on OFAC’s Specially Designated Nationals and Blocked Persons List.
SECTION 4.22    Indebtedness. Section 4.22 of the Sellers Disclosure Letter sets forth a list that is correct and complete in all material respects of all Indebtedness of the NGX/Shorcan Companies as of the date hereof.
SECTION 4.23    Customers and Suppliers.
(a)    Section 4.23(a) of the Sellers Disclosure Letter sets forth a list, which is complete and accurate in all material respects, of:
(i)     each of the fifteen largest customers of NGX (measured by aggregate revenue) during the fiscal year ended on December 31, 2016 and during the six months ended June 30, 2017;
(ii)    each of the fifteen largest customers of Shorcan Energy Brokers (measured by aggregate revenue) during the fiscal year ended on December 31, 2016 and during the six months ended June 30, 2017;
(iii)    each of the ten largest suppliers of materials, products or services to NGX (measured by the aggregate amount spent by NGX) during the fiscal year ended on December 31, 2016 and during the six months ended June 30, 2017; and

(iv)    each of the ten largest suppliers of materials, products or services to Shorcan Energy Brokers (measured by the aggregate amount spent by Shorcan Energy Brokers) during the fiscal year ended on December 31, 2016 and during the six months ended June 30, 2017.
(b)    Except as disclosed in Section 4.23(b) of the Sellers Disclosure Letter, none of such customers or suppliers has cancelled, terminated or otherwise materially adversely altered (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid, as the case may be) or notified an NGX/Shorcan Company in writing of any intention to do any of the foregoing.
SECTION 4.24    Insurance. All insurance policies of or with respect to any of the NGX/Shorcan Companies are in full force and effect and were in full force and effect during the periods of time such insurance policies are purported to be in effect, except for such failures to be in full force and effect that would not be material to the Business. No NGX/Shorcan Company is in breach of or default under, and, to the Knowledge of Sellers, no event has occurred which, with notice or the lapse of time, would constitute such a breach of or default under, or permit termination under, any policy, in each case, except as would not otherwise be material to the Business.
SECTION 4.25    Contracting Party Agreements.
(a)    Each party (other than NGX) who is an approved participant on NGX (a “Contracting Party”) has entered into a contracting party agreement substantially in the form set forth in Section 4.25(a)-A of the Sellers Disclosure Letter (a “Contracting Party Agreement”) that incorporates the terms and conditions set forth in Section 4.25(a)-B of the Sellers Disclosure Letter (the “Current Terms and Conditions”). NGX has not entered into any agreement with any Contracting Party that modifies the Current Terms and Conditions.
(b)    Each Contracting Party Agreement (including the Current Terms and Conditions incorporated thereto) is (i) a valid and binding agreement of NGX and, to the Knowledge of Sellers, the respective Contracting Party who is party thereto, enforceable in accordance with its terms, except for the Enforceability Exceptions and (ii) in full force and effect with respect to NGX and, to the Knowledge of Sellers, the applicable Contracting Party.
(c)    Each Transaction which has not been fully performed as at the date hereof is subject to a Contracting Party Agreement incorporating terms and conditions that are substantially similar to the Current Terms and Conditions.
ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER
Except as set forth in the Purchaser Disclosure Letter (it being understood that information disclosed in any section of the Purchaser Disclosure Letter shall be deemed to be disclosed with respect to any other section of the Purchaser Disclosure Letter to which such disclosure would reasonably pertain or if its relevance to such other section is reasonably apparent on the face of such disclosure), Purchaser hereby represents and warrants to Sellers as of the date hereof and as of the Closing Date (except for representations and warranties which are made as of a specified time which are made only as of such specified time) as follows:
SECTION 5.1    Organization and Good Standing.
(a)    Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Purchaser has all requisite corporate power and authority to own the NGX/Shorcan Companies. Purchaser has all requisite corporate power and authority to own or lease the assets owned or leased by it and to carry on its business, as currently conducted, except where the failure to have such power or authority would not have a Purchaser Material Adverse Effect.
(b)    Purchaser is duly qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, lease or operation of the applicable assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not have a Purchaser Material Adverse Effect.
SECTION 5.2    Authorization; Binding Obligations. Purchaser has all necessary corporate power and authority to make, execute and deliver this Agreement and the Related Agreements and to perform all of the obligations to be performed by it hereunder and thereunder. The making, execution, delivery and performance of this Agreement and the Related Agreements and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Purchaser and no other corporate proceedings on the part of Purchaser is necessary to authorize the execution, delivery and performance by Purchaser of this Agreement or the Related Agreements or the transactions contemplated hereby or thereby. This Agreement has been, and, upon their execution, the Related Agreements will be, duly and validly executed and delivered by Purchaser, and assuming the due authorization, execution and delivery by Sellers that are party thereto, each of this Agreement and the Related Agreements will constitute the valid, legal and binding obligation of Purchaser, enforceable against it in accordance with its terms, except as may be limited by the Enforceability Exceptions.
SECTION 5.3    No Conflicts; Consents and Approvals.
(a)    The execution and delivery of this Agreement and the Related Agreements by Purchaser does not, and the consummation by Purchaser of the Sale will not: (i) conflict with any provisions of the organizational documents of Purchaser; (ii) violate any applicable Law (assuming compliance with the matters set forth in Section 5.3(b) of the Purchaser Disclosure Letter); (iii) result, after the giving of notice, with lapse of time or otherwise, in any violation, default or loss of a benefit under, or permit the acceleration or termination of any obligation under or require any consent under or require any offer to purchase or prepayment of any Indebtedness or Liability under, any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license or other Contract to which

Purchaser is a party or by which Purchaser or its Subsidiaries or any of their assets or properties may be bound; (iv) result in the creation or imposition of any Lien (other than Permitted Liens) upon any properties or assets of Purchaser or its Subsidiaries; or (v) cause the suspension or revocation of any material Permit of Purchaser or its Subsidiaries; except in the case of clauses (ii), (iii), (iv) and (v), as would not have a Purchaser Material Adverse Effect.
(b)    No clearance, consent, approval, order, license or authorization of, or declaration, registration or filing with, or notice to, or permit issued by, any Governmental Authority is required to be made or obtained by Purchaser in connection with the execution or delivery of this Agreement or any Related Agreement by Purchaser or the consummation by Purchaser of the Sale, except for (i) any clearance, consent, approval, order, license, authorization, declaration, registration, filing, notice or permit set forth in Section 5.3(b) of the Purchaser Disclosure Letter and (ii) any such clearance, consent, approval, order, license, authorization, declaration, registration, filing, notice or permit, the failure of which to make or obtain would not have a Purchaser Material Adverse Effect.
SECTION 5.4    Litigation. As of the date hereof, there is no Proceeding pending or, to the Knowledge of Purchaser, threatened against Purchaser, which seeks to, or would reasonably be expected to, restrain, enjoin or delay the consummation of the Sale or which seeks damages in connection therewith, and no injunction of any type has been entered or issued.
SECTION 5.5    Financial Ability. Purchaser has, or will have at Closing, all funds necessary to pay and satisfy in full the obligations pursuant to this Agreement, including to pay any amounts due pursuant to Section 3.7.
SECTION 5.6    Acquisition of Shares for Investment. Purchaser has such knowledge and experience in financial and business matters, and is capable of evaluating the merits and risks of its purchase of the NGX/Shorcan Entities. Without limiting the other provisions hereof, Purchaser confirms that Sellers and their Affiliates have made available to Purchaser and Purchaser’s agents the opportunity to ask questions of the officers and management employees of Sellers and their Affiliates, and of the NGX/Shorcan Companies, as well as access to the documents, information and records of Sellers and the NGX/Shorcan Companies, and to acquire additional information about the Business and the financial condition of the NGX/Shorcan Companies, and Purchaser confirms that it has made an independent investigation, analysis and evaluation of the NGX/Shorcan Companies and their properties, assets, business, financial condition, prospects, documents, information and records. Purchaser is acquiring the shares of the NGX/Shorcan Entities for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the shares of the NGX/Shorcan Entities. Purchaser acknowledges that the shares of the NGX/Shorcan Entities have not been registered under the Securities Act, or any state securities Laws, and have not been qualified by a prospectus under Canadian securities Laws and agrees that the shares of the NGX/Shorcan Entities may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the

Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with Canadian securities Laws and foreign securities Laws, in each case, to the extent applicable.
SECTION 5.7    No Brokers or Finders. Except for Citigroup Global Markets Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Sale based upon arrangements made by or on behalf of Purchaser. Purchaser is solely responsible for all fees and expenses of Citigroup Global Markets Inc.
SECTION 5.8    No Additional Representations.
(a)    Purchaser acknowledges that neither Sellers nor any of their Affiliates make any representation or warranty as to any matter whatsoever except as expressly set forth in Article IV, in Article V of the Trayport Agreement or in any Related Agreement, and specifically (but without limiting the generality of the foregoing) that neither Sellers nor any of their Affiliates make any representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to Purchaser (or any of its respective Affiliates, officers, directors, employees or representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the NGX/Shorcan Companies or (ii) the future business and operations of the NGX/Shorcan Companies, and Purchaser has not relied on such information or any other representation or warranty not set forth in Article IV, in Article V of the Trayport Agreement or in any such Related Agreement.
(b)    Purchaser has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the NGX/Shorcan Companies and acknowledges that Purchaser has been provided access for such purposes. Purchaser has not relied upon any representations, warranties or statements, whether express or implied, made by Sellers, or any of their Affiliates, stockholders, controlling persons or representatives that are not expressly set forth in Article IV, in Article V of the Trayport Agreement or in any Related Agreement, whether or not such representations and warranties were made in writing or orally. Purchaser acknowledges and agrees that, except for the representations, warranties or statements expressly set forth in Article IV, in Article V of the Trayport Agreement or in the Related Agreements, (i) neither Sellers nor any of their Affiliates makes, or has made, any representations or warranties relating to itself, its Subsidiaries, the NGX/Shorcan Companies or otherwise in connection with the transactions contemplated hereby and Purchaser is not relying on any representation or warranty except for those expressly set forth in this Agreement, the Trayport Agreement or the Related Agreements, as applicable, (ii) no Person has been authorized by Sellers or any of their Affiliates to make any representation or warranty relating to themselves or their business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by Purchaser as having been authorized by such party, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Purchaser or any of its representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in Article IV, in Article V of the Trayport Agreement or the Related Agreements, as applicable.
ARTICLE VI

COVENANTS
SECTION 6.1    Conduct of Business.
(a)    From the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, except as (i) contemplated or required by this Agreement, (ii) required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Sellers or any of their Affiliates, (iii) as may be agreed in writing by Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), or (iv) as set forth in Section 6.1(a) of the Sellers Disclosure Letter, Sellers agree to cause the NGX/Shorcan Companies to conduct their business in the Ordinary Course, and to preserve substantially intact the business organizations and relationships with all Governmental Authorities, customers, suppliers, business associates and others having material business dealings with the NGX/Shorcan Companies, in each case, in the Ordinary Course; provided, however, that no action by Sellers or any of their Subsidiaries with respect to matters specifically addressed by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.
(b)    Except as (w) expressly contemplated or required by this Agreement, (x) required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Sellers or any of their Affiliates, (y) as may be agreed in writing by Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), or (z) as set forth in Section 6.1(b) of the Sellers Disclosure Letter, Sellers agree not to, and to cause the NGX/Shorcan Companies not to:
(i)    authorize or effect any amendment to or change the organizational documents of the NGX/Shorcan Companies;
(ii)    issue or authorize the issuance of any Securities of the NGX/Shorcan Companies or grant any options, warrants, or other rights to purchase or obtain any of the Securities of the NGX/Shorcan Companies or issue, sell or otherwise dispose of any of the Securities of the NGX/Shorcan Companies or redeem, repurchase or otherwise acquire any Securities of the NGX/Shorcan Companies (other than to another NGX/Shorcan Company);
(iii)    declare, authorize, make or pay any dividend or other distribution with respect to the Securities of any NGX/Shorcan Company, other than (A) in the Ordinary Course or (B) cash dividend paid prior to the Closing Date;

(iv)    effect any recapitalization, reclassification or similar change in the capitalization of the NGX/Shorcan Companies;
(v)    have the NGX/Shorcan Companies assume or incur any Indebtedness in excess of $5,000,000 except (A) Indebtedness incurred in the Ordinary Course or (B) guarantees by any NGX/Shorcan Company of Indebtedness of any other NGX/Shorcan Company;
(vi)    have the NGX/Shorcan Companies make or commit to make any capital expenditure other than (A) capital expenditures that will have been fully paid prior to the Closing Date, (B) capital expenditures made in the Ordinary Course or (C) as set forth in the NGX/Shorcan Entities’ capital budget, a copy of which is attached as Section 6.1(b)(vi) of the Sellers Disclosure Letter;
(vii)    other than in the Ordinary Course and except for renewals or expirations in accordance with the existing terms of any Material Contract, (A) terminate, modify or amend on terms materially adverse to any of the NGX/Shorcan Companies any Material Contract, or (B) enter into any new Contract that would have been considered a Material Contract if it were entered into at or prior to the date hereof;
(viii)    enter into, renew, extend or amend any Contracts or arrangements that limit or restrict any of the NGX/Shorcan Companies from engaging or competing in any line of business or in any geographic area;
(ix)    sell, lease, license, transfer or otherwise dispose of, either to a third party or otherwise, any assets, property or rights owned or held by the NGX/Shorcan Companies (including Securities of the NGX/Shorcan Subsidiaries), except (A) in the Ordinary Course, (B) pursuant to the terms of a Contract as of the date of this Agreement or (C) to third parties on arms’ length terms in an amount not in excess of $2,500,000 in the aggregate;
(x)    have the NGX/Shorcan Companies merge with, enter into a consolidation with any Person or acquire a substantial portion of the assets or business of any Person or any division or line of business thereof with a value in excess of $50,000 individually or $250,000 in the aggregate, or otherwise acquire, other than in the Ordinary Course, any assets with a value in excess of $50,000 individually or $250,000 in the aggregate, other than in the Ordinary Course;
(xi)    other than in the Ordinary Course, (A) materially amend or otherwise materially modify benefits under any Company Benefit Plan, including with respect to any employment agreements with any officer, employee, worker or consultant of the NGX/Shorcan Companies, (B) accelerate the payment or vesting of benefits or amounts payable or to become payable under any Company Benefit Plan as currently in effect on the date hereof, (C) fail to make any required contribution to any Company Benefit Plan, (D) merge or transfer any Company Benefit Plan or the assets or liabilities of any Company Benefit Plan, (E) change the sponsor of any Company Benefit Plan or

(F) terminate or establish any Company Benefit Plan, except, in each case, with respect to agreements for new hires (other than new hires into executive management positions);
(xii)    terminate the employment or contractual relationship of any officer, director, consultant or employee of the NGX/Shorcan Companies, other than terminations of employees or consultants (other than employees in executive management positions) in the Ordinary Course and existing policies and/or terminations for cause;
(xiii)    negotiate, enter into, amend or extend any CBA or other Contract with a labor union, works council or other employee representative body;
(xiv)    (A) make, revoke or amend any material election relating to Taxes, (B) make a request for a written ruling of a Taxing Authority relating to material Taxes, (C) enter into a Contract with a Taxing Authority relating to material Taxes, (D) materially change any of its methods, policies or practices of reporting income or deductions for U.S. or Canadian federal income tax purposes from those employed in the preparation of its U.S. or Canadian federal income tax returns for the taxable year ended December 31, 2015, or (E) settle or compromise any material Tax claim, audit, or assessment or (F) take any action that could materially increase the Tax liability or materially decrease any Tax attribute of any of the NGX/Shorcan Companies for any period ending after the Closing, in the case of clause (F), other than in the Ordinary Course or consistent with past practice;
(xv)    terminate or cancel, or amend or modify in any material respect, any material insurance policies covering the NGX/Shorcan Companies or their respective properties, directors, officers or employees which is not replaced by a comparable amount of insurance coverage, other than in the Ordinary Course;
(xvi)    transfer, abandon, allow to lapse, or otherwise dispose of any rights to, or obtain or grant any right to any material Acquired Intellectual Property or disclose any material confidential information, including trade secrets, of any NGX/Shorcan Company to any Person, in each case, other than in the Ordinary Course;
(xvii)    other than changes required by IFRS or by a Governmental Authority, change any method of financial accounting or financial accounting practice or policy of the NGX/Shorcan Companies;
(xviii)    permit any of its material Assets to become subject to a Lien (other than any Lien that will be released prior to Closing and other than any Permitted Lien), the existence of which materially interferes with, or is reasonably likely to materially interfere with, the operation of the Business;
(xix)    cancel, permanently waive or forgive any Indebtedness or claims or rights with a value in excess of $50,000 individually or $250,000 in the aggregate without consideration therefor;

(xx)    enter into a settlement, an agreement to settle, a waiver or another compromise regarding any pending or threatened material Proceedings primarily relating to the Business (A) with a value in excess of $50,000 individually or $250,000 in the aggregate, (B) which imposes any affirmative obligation other than payment or which imposes any obligation that restricts the operation of the business of any NGX/Shorcan Company or (C) which does not provide for a full release with regard to the matter that is settled; or
(xxi)    agree, or commit to do, any of the foregoing.
SECTION 6.2    Cash and Cash Equivalents; No Purchaser Control. Notwithstanding anything in this Agreement to the contrary, (a) Sellers shall have the right to remove from any NGX/Shorcan Company all Cash and Cash Equivalents in the manner as determined by Sellers (including by means of dividend, the creation or repayment of intercompany debt or otherwise) prior to the Closing Date; provided, however, that nothing herein shall permit Sellers to remove from any NGX/Shorcan Company any Remaining Cash and (b) nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of Sellers or the NGX/Shorcan Companies prior to the Closing. Prior to the Closing, Sellers shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of the operations of the NGX/Shorcan Companies.
SECTION 6.3    Access and Confidentiality.
(a)    From the date hereof until the earlier of the Closing and termination of this Agreement in accordance with its terms, subject to applicable Law, (i) Sellers shall, and shall cause the NGX/Shorcan Companies to, permit Purchaser and its agents and representatives to have reasonable access, during regular business hours and upon reasonable advance notice for purposes reasonably consistent with this Agreement, to the properties, premises, facilities, employees and representatives and books and records of the NGX/Shorcan Companies (and the Sellers, to the extent related to the Sale), and (ii) Sellers shall, and shall cause the NGX/Shorcan Companies to, direct their respective employees, agents and representatives to cooperate fully with Purchaser and its agents and representatives to the extent related to the Sale; provided, however, that nothing herein shall obligate Sellers or their Affiliates to take any actions that would (A) unreasonably interrupt the normal course of their businesses or (B) result in any waiver of attorney-client privilege or violate any Laws or the terms of any Contract to which any Seller or its Affiliates is a party or to which any of their respective assets are subject; provided, however, that Sellers shall give notice to Purchaser of the fact that it is withholding information or documents pursuant to this clause (B) and Sellers shall use their commercially reasonable efforts to cause such information or documents to be provided in a manner that would not reasonably be expected to waive such privilege or result in such a violation. Purchaser shall comply, and shall cause its representatives to comply, with all safety, health and security rules applicable to the premises being visited. In each case, Purchaser and its agents and representatives shall comply with the confidentiality obligations contained herein.

(b)    After the Closing Date, each Party hereto shall, and shall cause its Affiliates, including the NGX/Shorcan Companies, to, preserve and keep all books and records and all information relating to the accounting, business and financial affairs of the NGX/Shorcan Companies prior to the Closing, for five (5) years after the Closing Date, or for any longer period as may be (i) required by any Governmental Authority or (ii) reasonably necessary with respect to the prosecution or defense of any legal action that is then pending or threatened or audit and with respect to which the requesting Party has notified the other Party as to the need to retain such books, records or information. Notwithstanding the foregoing provisions of this Section 6.3(b), the provisions of Article VIII shall govern the preservation, retention and sharing of Tax Returns and Tax work papers. After the Closing, Purchaser, on the one hand, and Sellers, on the other hand, shall, and shall cause their Affiliates, including, in the case of Purchaser, the NGX/Shorcan Companies, (x) to permit the other Parties, their Affiliates and their representatives to have reasonable access to, and to inspect and copy, all materials referred to in this Section 6.3(b) and (y) to meet with officers and employees of the other Parties, their Affiliates and their representatives on a mutually convenient basis during normal business hours to obtain explanations with respect to such materials and to obtain additional information in connection with the preparation of any financial statements or Tax Returns of such other Parties and their Affiliates.
(c)    Confidentiality.
(i)    All information provided or obtained in connection with the Sale will be held by Purchaser in accordance with the Non-Disclosure Agreement, dated July 21, 2017, between NGX and Intercontinental Exchange Holdings, Inc. (the “Non-Disclosure Agreement”). In the event of a conflict or inconsistency between the terms of this Agreement and the Non-Disclosure Agreement, the terms of this Agreement will govern. Sellers hereby assign in part, effective as of Closing, to Purchaser or the NGX/Shorcan Companies, as specified by Purchaser, the rights that Sellers or their Affiliates may have under any other confidentiality agreements entered into with respect to any potential alternative transaction similar to the Sale, to the extent assignment is permitted thereby only to the extent that such rights relate to (i) the confidentiality obligations of the counterparty to such agreements with respect to the NGX/Shorcan Companies and/or (ii) the non-solicitation and/or non-hire obligations of the counterparty to such agreements with respect to the NGX/Shorcan Companies.
(ii)    Each Seller acknowledges that the success of the NGX/Shorcan Companies and the Business after the Closing depends upon the continued preservation of the confidentiality of certain information possessed by such Persons and their Affiliates, that the preservation of the confidentiality of such information by such Persons and their Affiliates is an essential premise of the bargain between Sellers and Purchaser, and that Purchaser would be unwilling to enter into this Agreement in the absence of this Section 6.3(c)(ii). Accordingly, Sellers shall not, and shall procure that its representatives, Affiliates and Affiliates’ representatives will not, directly or indirectly, without the prior written consent of Purchaser, disclose to a third party, any information involving or relating to the Business or any NGX/Shorcan Company; provided, that the information subject to this Section 6.3(c)(ii) will not include any information that (A) is or becomes generally available to the public other than as a result of a disclosure in violation hereof; (B) is or becomes available to such Person on a non-confidential basis from a source so long as such Person does not know or have reason to believe that the source was prohibited by a contractual, legal, or fiduciary obligation to any NGX/Shorcan Company from disclosing such information; (C) is independently developed, conceived, or discovered by such Person; provided, further, that the provisions of this Section 6.3(c)(ii) will not prohibit any retention of copies of records or disclosure (I) required by any applicable Law so long as prior notice, when reasonably practicable, is given to Purchaser of such disclosure and a reasonable opportunity is afforded Purchaser to contest the same at Purchaser’s sole cost and expense (it being agreed that the disclosure of financial or other information regarding the NGX/Shorcan Companies as required by Sellers and their Affiliates’ public reporting obligations, shall not require any prior notice or right of Purchaser to contest); provided that if, in the absence of a protective order, each Seller and its Affiliates and their Affiliates’ representatives, as applicable, is, in the opinion of counsel (which may be internal counsel), compelled as a matter of law to disclose such information, such Person may disclose only that part of the information as required to be disclosed, (II) made in connection with the defense of any claim or enforcement of any right or remedy relating to this Agreement or the Sale, or (III) if requested by any Governmental Authority having jurisdiction over such Person or (D) relates to any Seller’s or any of its Affiliates’ status as a customer of the Business or becomes available to any Seller or any of its Affiliates in such person’s capacity as a customer of the Business.
SECTION 6.4    Efforts; Filings.
(a)    Subject to the terms and conditions of this Agreement, Sellers and Purchaser shall use their reasonable best efforts to take, agree to take, or cause to be taken, any and all actions and to do, or cause to be done, any and all things necessary, proper or advisable under applicable Law or otherwise so as to consummate the Sale, and each shall, and shall cause its respective Affiliates to, cooperate fully to that end. Subject to Section 6.3 and the Non-Disclosure Agreement, and to the extent not prohibited by Law or the applicable Governmental Authority, each Party shall (i) permit the other Parties to review and discuss in advance, and consider in good faith the views of the other Parties in connection with, any proposed written (or any material proposed oral) communication with any Governmental Authority (excluding, in the case of communication by Purchaser and its Affiliates, the CMA to the extent that such communications are not directly in relation to any of this Agreement, the Trayport Agreement or Sellers or their Affiliates) regarding the Sale and (ii) promptly inform the other Parties (and if in writing, provide the other Parties or their counsel with copies) of all correspondence, filings and communications between the Party and any Governmental Authority (excluding, in the case of communication by Purchaser and its Affiliates, the CMA to the extent that such communications are not directly in relation to any of this Agreement, the Trayport Agreement or Sellers or their Affiliates) regarding the Sale. The Parties may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Parties under this

Section 6.4 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Sellers, as the case may be) or its legal counsel; provided, however, that materials provided pursuant to this Section 6.4 may be redacted (A) to remove references concerning the valuation of the NGX/Shorcan Companies, (B) as necessary to comply with contractual arrangements, or (C) as necessary to address reasonable legal privilege concerns.
(b)    No Party shall participate in any meeting or substantive discussions with any Governmental Authority in connection with this Agreement (or make oral submissions at meetings or in telephone or other conversations) unless it consults with the other Parties in advance and, to the extent not prohibited by such Governmental Authority, gives the other Parties the opportunity to attend and participate thereat; provided, however, that: (i) only Sellers and their representatives shall attend and participate in Sellers’ initial communications with, and all telephone calls from, Canadian securities regulators in connection with this Agreement and (ii) this Section 6.4(b) shall not apply to meetings or telephone or other conversations which Purchaser or its Affiliates alone may have with the CMA in relation to the CMA Orders unless such meeting or telephone or other conversation is directly in relation in relation to any of this Agreement, the Trayport Agreement or Sellers or their Affiliates. If Purchaser or its Affiliates has any material substantive discussions with the CMA regarding any of this Agreement, the Trayport Agreement or Sellers or their Affiliates, Purchaser shall promptly inform Sellers of such discussions and the nature and substance thereof (to the extent permitted by the CMA and applicable Law).
(c)    Sellers and Purchaser agree to, and to cause their respective Affiliates to, use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, clearances, approvals, the expiry or earlier termination or waiver of all applicable waiting periods, and authorizations of all Governmental Authorities and other Persons necessary to consummate the Sale (or permit the Business to be operated in the same manner following the Sale) as promptly as practicable, in particular, each Party shall, and shall procure that its Subsidiaries and Affiliates (including the NGX/Shorcan Companies) will, as promptly as practicable, provide the other Parties all such assistance and information as may reasonably be required. In furtherance and not in limitation of the foregoing, Purchaser and Sellers shall jointly prepare and file a request for an advance ruling certificate under Section 102 of the Competition Act in respect of the transactions contemplated by this Agreement with the Canadian Commissioner of Competition and each of Sellers and Purchaser agrees to file the information prescribed pursuant to Subsection 114(1) of the Competition Act with the Canadian Commissioner of Competition as promptly as practicable, and in any event within ten (10) Business Days after the execution of this Agreement, and to take all other actions as, in the Purchaser’s judgement, acting reasonably, are necessary to cause the expiration or termination of the applicable waiting period under the Competition Act as soon as practicable. If either or both of the Parties receive any request for information or documentary materials from any Governmental Authority, each of the Parties will use their respective reasonable best efforts to respond to and provide reasonably required information in respect of such request to such

Governmental Authority as promptly as possible and counsel for the Parties will reasonably cooperate during the entirety of any such process. Notwithstanding anything in this Agreement to the contrary: (i) neither Purchaser nor any of its Affiliates will have any obligation to enter into negotiations of any kind with any Governmental Authority in respect of or to agree to or to otherwise effect any divestiture, license, hold separate condition or any other restriction or remedy with respect to any assets, businesses or product lines of the NGX/Shorcan Companies, the Purchaser or any Affiliate of Purchaser in connection with the matters addressed in this Section 6.4 and (ii) Purchaser and its Affiliates will have the right (but will not have any obligation) to institute, assert, defend or respond to Proceedings against any Governmental Authority in connection with seeking to obtain approval from any Governmental Authority in connection with the matters addressed in this Section 6.4.
SECTION 6.5    No Solicitation. Except as provided by Law, during the period commencing on the Closing Date and ending on the second anniversary of the Closing Date, neither Sellers nor their Affiliates shall directly or indirectly solicit any person who was an employee or subcontractor of any of the NGX/Shorcan Companies or the Business on the date hereof or the Closing Date (a “Restricted Person”) to terminate his or her employment with, or otherwise cease his or her relationship with, any of the NGX/Shorcan Companies or the Business or to become an employee of any Seller or any of its Affiliates; provided that nothing in this Section 6.5 shall prohibit Sellers or any of their Affiliates from (A) engaging in general solicitations to the public or general advertising not targeted at any Restricted Person, (B) soliciting any Restricted Person whose employment or engagement has been terminated by any NGX/Shorcan Company following the Closing other than as a response to any inducement or encouragement by any Seller or any of its Affiliates or (C) soliciting any Restricted Person whose employment or engagement with any NGX/Shorcan Company has been terminated by the Restricted Person following the Closing other than as a response to any inducement or encouragement by any Seller or any of its Affiliates (but only after at least ninety (90) days have passed since the date of termination of employment or engagement).
SECTION 6.6    Further Assurances. After the Closing Date, Sellers and Purchaser shall use their commercially reasonable efforts from time to time to do, make, execute and deliver, or cause to be done, made, executed and delivered, at the reasonable request of the other Party, such further acts, assurances, additional documents and instruments (including any assignments, bills of sale, assumption agreements, consents and other similar instruments in addition to those required by this Agreement) as may be reasonably required to give effect to this Agreement and the transactions contemplated hereby, and to provide whatever documents or other evidence of ownership as may be reasonably requested by Purchaser to confirm Purchaser’s ownership of the NGX/Shorcan Companies.
SECTION 6.7    Intercompany Agreements; Intercompany Accounts.
(a)    Except as set forth in Section 6.7 of the Sellers Disclosure Letter or as otherwise expressly set forth in this Agreement or the Related Agreements, Sellers shall, and shall cause their Affiliates to, immediately prior to the Closing, execute and deliver such releases, termination agreements and discharges (in forms reasonably acceptable to Purchaser) as are necessary to release and discharge each NGX/Shorcan Company from any and all Liabilities owed to either Seller or any of their Affiliates (other than any NGX/Shorcan Company). In addition, Sellers shall, and shall cause their Affiliates to, immediately prior to the Closing, execute and deliver such releases, termination agreements and discharges (in a form reasonably acceptable to Purchaser) as are necessary to (i) release and discharge Sellers and each of their Affiliates (other than the NGX/Shorcan Companies) from any and all obligations owed to any NGX/Shorcan Company and (ii) terminate all arrangements, commitments, contracts and understandings among Sellers and any of their Affiliates, on the one hand, and any NGX/Shorcan Company, on the other hand, in each case other than those set forth on Section 6.7 of the Sellers Disclosure Letter or as otherwise expressly set forth in this Agreement or the Related Agreements.
(b)    On or prior to the Closing Date, all intercompany accounts between either Seller and/or any of their Subsidiaries (other than any NGX/Shorcan Company), on the one hand, and any NGX/Shorcan Company, on the other hand, shall be settled or otherwise eliminated (other than intercompany accounts that arise out of services performed pursuant to Contracts identified in Section 4.15(a)(xiv) of the Sellers Disclosure Letter, which shall remain outstanding in accordance with their terms). Intercompany accounts between and among the NGX/Shorcan Companies shall not be affected by this provision.
SECTION 6.8    Transfer of Intellectual Property Assets. Prior to the Closing, Seller shall, and shall cause its Affiliates to, validly and effectively assign, at no cost, all right, title and interest in and to the Intellectual Property listed in Section 6.8 of the Sellers Disclosure Letter to an NGX/Shorcan Entity.
SECTION 6.9    Retained Business Assets. If, within twelve (12) months following the Closing, any right, property, asset or interest forming part of the Business, which would have needed to be directly or indirectly assigned, transferred or otherwise provided to a NGX/Shorcan Entity in order for the representation and warranty set forth in Section 4.20(b) to be true, is identified by Purchaser or Sellers, then the applicable Party shall notify the other in writing, and, upon the request of Purchaser, (i) to the extent such right, property, asset or interest exclusively forms part of the Business, Sellers shall assign and transfer, or shall cause their applicable Affiliate to assign and transfer, at no cost, all of such right, property, asset or interest as soon as practicable to Purchaser or an Affiliate of Purchaser as designated by Purchaser and (ii) to the extent such right, property, asset or interest does not exclusively form part of the Business, Sellers shall provide, or shall cause their applicable Affiliate to provide, at no cost, all of the rights, benefits and enjoyment of such right, property, asset or interest as soon as practicable to Purchaser or an Affiliate of Purchaser as designated by Purchaser; provided, however, that this Section 6.9 shall not apply to any service that is provided or that reasonably could have been provided as an Additional Service (as defined in the Transition Services Agreement) under the Transition Services Agreement.

SECTION 6.10    Employee Matters.
(a)    For the one year period following the Closing Date, Purchaser will provide, or cause one of its Affiliates to provide, each Business Employee who is employed as of the Closing (each a “Continuing Employee”), for so long as he/she remains employed with Purchaser or one of its Affiliates (including any NGX/Shorcan Company) during such one year period, with (A) base salary at least equal to the base salary provided to the Continuing Employees immediately prior to the Closing and (B) benefits (other than equity compensation or defined benefit pension benefits) that, taken as a whole, are comparable in the aggregate to those provided to Continuing Employees immediately prior to the Closing.
(b)    Except to the extent necessary to avoid the duplication of benefits, Purchaser shall recognize the service of each Continuing Employee with any NGX/Shorcan Company before the Closing Date as if such service had been performed with Purchaser or its Affiliates (i) for all purposes under the Company Benefit Plans maintained by Purchaser or its Affiliates after the Closing Date (to the extent such plans, programs, or agreements are delivered to Continuing Employees), (ii) for purposes of eligibility and vesting under any employee benefit plans and programs of Purchaser or its Affiliates other than the Company Benefit Plans (the “New Benefit Plans”) in which the Continuing Employee participates after the Closing Date, and (iii) for benefit accrual purposes under any New Benefit Plan that is a vacation or severance plan in which the Continuing Employee participates after the Closing Date.
(c)    With respect to any welfare plan maintained by Purchaser or its Affiliates in which Continuing Employees are eligible to participate after the Closing, Purchaser and its Affiliates shall use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans maintained by the NGX/Shorcan Companies prior to the Closing and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Closing in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.
(d)    Notwithstanding anything in this Section 6.10 to the contrary, nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any Company Benefit Plan or any employee benefit plan of Purchaser or its Affiliates, or shall limit the right of Purchaser or its Affiliates to amend, terminate or otherwise modify any such Company Benefit Plan or employee benefit plan of Purchaser or its Affiliates following the Closing in accordance with the terms and conditions of such plans. If (i) a party other than the Parties makes a claim or takes other action to enforce any provision in this Agreement as an amendment to any such plan, and (ii) such provision is deemed to be an amendment to such plan even though not explicitly designated as such in this Agreement, then, solely with respect to such plan, such provision shall lapse retroactively and shall have no amendatory effect with respect thereto. The Parties acknowledge and agree that all provisions contained in this Section 6.10 are included for the sole benefit of the Parties, and that nothing in this Agreement, whether express or implied, shall create any third-party beneficiary or other rights (A) in any other Person, including, without limitation, any Continuing Employee, any participant in any Company Benefit Plan or any employee benefit plan of Purchaser or its Affiliates, or any dependent or beneficiary thereof, or (B) to continued employment with Purchaser or any of its Affiliates.
SECTION 6.11    Directors’ and Officers’ Indemnification.
(a)    For a period of six (6) years from and after the Closing, Purchaser shall cause the NGX/Shorcan Companies to indemnify and hold harmless, and provide advancement of expenses to, all past and present directors and officers of any NGX/Shorcan Company as of the date hereof and anyone who becomes a director or officer of any NGX/Shorcan Company during the period from the date of this Agreement through the Closing (in such capacities) (the “D&O Indemnified Persons”) for all acts and omissions occurring at or prior to the Closing to the same extent such D&O Indemnified Persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by the NGX/Shorcan Companies pursuant to the organizational documents of any applicable NGX/Shorcan Company as in existence on the date hereof, in each case, to the fullest extent that such indemnification and advancement is permitted by applicable Law. Purchaser shall cause the organizational documents of the NGX/Shorcan Companies to contain provisions with respect to indemnification, advancement of expenses and limitation of director and officer liability that are no less favorable to the D&O Indemnified Persons with respect to acts or omission occurring at or prior to the Closing than those set forth in the organizational documents of the NGX/Shorcan Companies as of the date of this Agreement, which provisions thereafter shall, subject to applicable Law, not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any D&O Indemnified Persons for a period of six (6) years from and after the Closing. From and after the Closing, Purchaser shall cause the NGX/Shorcan Companies to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.11.
(b)    If Purchaser, the NGX/Shorcan Companies or any of its or their successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or other entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Purchaser or the NGX/Shorcan Companies, as the case may be, shall assume all of the obligations set forth in this Section 6.11.
(c)    The obligations of Purchaser, the NGX/Shorcan Companies and any successors thereto under this Section 6.11 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Person to whom this Section 6.11 applies without the consent of such affected D&O Indemnified Person (it being expressly agreed that the D&O Indemnified Persons to whom this Section 6.11 applies shall be third-party beneficiaries of this Section 6.11).

SECTION 6.12    Backstop Agreements. Each Party shall use its commercially reasonable efforts to procure the satisfaction of Section 7.1(d) in respect of the backstop agreements specified in Section 6.12 of the Sellers Disclosure Letter (the “Backstop Agreements”); provided that if any alternative arrangement referenced in Section 7.1(d)(ii) (a) would require Sellers or their Affiliates to make any payment or incur any third-party costs (except if Purchaser agrees to reimburse such payment or costs), (b) would reasonably be expected to require any material clearance, consent, approval, order, license or authorization of, or declaration, registration or filing with, or notice to, or permit issued by, any Governmental Authority which cannot reasonably be expected to be made or procured by Sellers and their Affiliates, or (c) cannot reasonably be achieved within 45 days of the date of this Agreement (which time period, for the avoidance of doubt, includes the time required to make or procure any clearance, consent, approval, order, license or authorization of, or declaration, registration or filing with, or notice to, or permit issued by, any Governmental Authority), then Purchaser shall not pursue such alternative arrangement and shall use its commercially reasonable efforts to procure the satisfaction of Section 7.1(d)(i) in respect of the applicable Backstop Agreement.
SECTION 6.13    Sublease Agreement. Sellers shall use their commercially reasonable efforts, and shall cause TSX Venture Exchange Inc. to use its commercially reasonable efforts, to obtain the consent (the “Landlords’ Consent”) of The Great-West Life Assurance Company and ASET Properties Inc. (together, the “Landlords”) to enter into a sublease agreement with NGX substantially in the form attached as Exhibit C (a “Sublease Agreement”). If, prior to the Closing, Sellers have obtained the Landlords’ Consent to enter into a Sublease Agreement, then Sellers shall cause TSX Ventures Exchange Inc. and NGX to enter into a Sublease Agreement (with such changes reasonably requested by the Landlords and consented to by the Purchaser, such consent not to be unreasonably withheld, conditioned or delayed) with effect as of the Closing. If Sellers have not obtained the Landlords’ Consent prior to the Closing, then from and after the Closing (i) for a period not to exceed 100 days in total (including the time prior to the Closing) (A) Sellers shall continue to use their commercially reasonable efforts, and shall cause TSX Venture Exchange Inc. to use its commercially reasonable efforts, to obtain the Landlords’ Consent and (B) once the Landlords’ Consent has been obtained, Sellers shall cause TSX Venture Exchange Inc. and Purchaser shall cause NGX to enter into a Sublease Agreement (with such changes reasonably requested by the Landlords and consented to by the Purchaser, such consent not to be unreasonably withheld, conditioned or delayed) and (ii) Sellers shall provide the space that would have been subleased pursuant to the terms of such a sublease agreement as an Additional Service (as defined in the Transition Services Agreement) to Purchaser under the Transition Services Agreement, and Purchaser shall pay the per square foot per annum price for such space pursuant to the Sublease Agreement, until the earlier date of (A) the date on which the Landlords’ Consent has been obtained and such a Sublease Agreement has become effective and (B) October 30, 2020.
SECTION 6.14    Preservation of Privilege. Recognizing that Wilmer Cutler Pickering Hale and Dorr LLP and the other law firms specified in Section 6.14 of the Sellers Disclosure Letter (“Seller Counsel”) has acted as legal counsel to Sellers and their Affiliates

(including the NGX/Shorcan Companies) in connection with the negotiation, execution and delivery of this Agreement and the consummation of the Sale (the “Pre-Closing Representation”), and that Seller Counsel intends to or may continue to act as legal counsel to Sellers and their Affiliates after the Closing (which Affiliates shall not include the NGX/Shorcan Companies after the Closing), the Parties hereby agree that after the Closing any attorney-client privilege attaching to communications between Sellers, Sellers’ Affiliates or the NGX/Shorcan Companies, on the one hand, and Seller Counsel, on the other hand, to the extent such communications relate to the Pre-Closing Representation, shall belong to and be controlled by Sellers, and following the Closing, none of Purchaser nor its Affiliates (which Affiliates shall include the NGX/Shorcan Companies after the Closing) shall knowingly access any such privileged communications.
SECTION 6.15    Exclusivity. From the date of this Agreement until the Closing, or the earlier termination of this Agreement in accordance with its terms, Sellers shall not, and Sellers shall procure that their representatives, Affiliates (including the NGX/Shorcan Companies) and Affiliates’ representatives will not, directly or indirectly: (a) solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to, or enter into or consummate any transaction relating to, the acquisition of any Securities in the NGX/Shorcan Companies or any merger, recapitalization, share exchange, sale of all or substantially all of the NGX/Shorcan Companies’ assets (other than sales of inventory in the Ordinary Course) or any similar transaction or any other alternative to the Sale or (b) participate in any substantive discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner, any effort or attempt by any Person to do or seek any of the foregoing. Sellers shall, and shall cause their Affiliates and their and their Affiliates’ representatives to, immediately discontinue any conduct that would if continued after the date hereof violate any aspect of the immediately preceding sentence.
SECTION 6.16    Notification of Certain Matters. From the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, Sellers shall promptly deliver to Purchaser notice (including a reasonably detailed description) of any fact, circumstance or development that constitutes (or would reasonably be expected to constitute or result in) any breach of any representation, warranty or covenant set forth herein that would result in the non-satisfaction of any condition set forth in Article VII. No such notice shall be deemed to avoid or cure any breach of representation, warranty or covenant or constitute an amendment of any representation, warranty, covenant or condition in this Agreement or the Sellers Disclosure Letter.
SECTION 6.17    NGX Consent. Prior to the Closing, Sellers shall cause the board of directors of NGX to approve the transfer of one hundred percent (100%) of the equity interests in NGX pursuant to the terms of this Agreement.

ARTICLE VII

CONDITIONS PRECEDENT
SECTION 7.1    Conditions of All Parties to Closing. The respective obligations of each Party hereunder to consummate the Sale shall be subject to the fulfillment (or, if legally permissible, mutual waiver by Sellers and Purchaser), prior to or at the Closing, of each of the following conditions:
(a)    No Injunction. No Order that prohibits the consummation of the Sale shall have been entered and shall continue to be in effect.
(b)    Regulatory Approvals. All consents, approvals, non-disapprovals and other authorizations of any Governmental Authority set forth in Section 7.1(b) of the Purchaser Disclosure Letter (the “Regulatory Approvals”) shall have been obtained.
(c)    Trayport Agreement. All conditions required to be satisfied pursuant to Article VII of the Trayport Agreement shall have been either satisfied (other than those conditions that by their nature are to be satisfied at the Closing (as defined in the Trayport Agreement)) or waived (if permissible).
(d)    Backstop Agreements. With respect to each Backstop Agreement, either (i) (A) Purchaser shall have substituted itself or had one of its Affiliates substituted for Sellers and any of their Affiliates (other than any NGX/Shorcan Company), and for Sellers and any of their Affiliates (other than any NGX/Shorcan Company) to be released, effective as of the Closing, in respect of all obligations of Sellers and any of their Affiliates (other than any NGX/Shorcan Company) under such Backstop Agreement (in a form reasonably acceptable to Purchaser and Sellers) and (B) any consent or approval by a counterparty to such Backstop Agreement required in connection with the consummation of the transactions contemplated by this Agreement shall have been received, or (ii) subject to Section 6.12, Purchaser shall have replaced such Backstop Agreement with an alternative arrangement reasonably acceptable to Purchaser and Sellers.
SECTION 7.2    Conditions to Obligations of Purchaser to Close. Purchaser’s obligation to effect the Sale is subject to the satisfaction (or waiver by Purchaser in its sole discretion), prior to or at the Closing, of each of the following conditions:
(a)    (i) The representations and warranties of Sellers contained in Section 4.3(a) shall be true and correct except for any de minimis inaccuracies as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, (ii) the representations and warranties of Sellers contained in Section 4.1(a), Section 4.3(b), Section 4.3(c) and Section 4.4 (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or similar materiality qualifiers set forth therein) shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date and (iii) the other representations and warranties of Sellers contained in Article IV shall be true and correct (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or similar materiality qualifiers set forth therein) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties which address matters only as of a particular date shall be true and correct only as of such particular date), except in the case of this clause (iii), where the failure to be so true and correct would not have, and would not reasonably be expected to have, a Business Material Adverse Effect.
(b)    The covenants and agreements of Sellers to be complied with on or prior to the Closing pursuant to the terms of this Agreement shall have been complied with in all material respects.
(c)    Purchaser shall have received at the Closing a certificate dated the Closing Date and validly executed on behalf of each Seller by an appropriate executive officer of such Seller certifying that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied.
(d)    Purchaser shall have received at the Closing all of the items listed in Section 3.4.
(e)    Since the date of this Agreement, there has not been a Business Material Adverse Effect.
SECTION 7.3    Conditions to Obligations of Sellers to Close. The obligation of Sellers to effect the Sale is subject to the satisfaction (or waiver by Seller), prior to or at the Closing, of each of the following conditions:
(a)    (i) The representations and warranties of Purchaser contained in Section 5.1(a) and Section 5.2 (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or similar materiality qualifiers set forth therein) shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date and (ii) the other representations and warranties of Purchaser contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or similar materiality qualifiers set forth therein) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date), except in the case of clause (ii). where the failure to be so true and correct would not have, and would not reasonably be expected to have, a Purchaser Material Adverse Effect.
(b)    The covenants and agreements of Purchaser to be complied with on or prior to Closing pursuant to the terms of this Agreement shall have been complied with in all material respects.

(c)    Sellers shall have received at the Closing a certificate dated the Closing Date and validly executed on behalf of Purchaser by an appropriate executive officer of Purchaser certifying that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.
(d)    Sellers shall have received at the Closing all of the items listed in Section 3.5.
(e)    Since the date of this Agreement, there has not been a Purchaser Material Adverse Effect.
ARTICLE VIII

TAX MATTERS
SECTION 8.1    Tax Indemnification.
(a)    Except to the extent specifically reflected as a Tax liability in the determination of the Closing Working Capital, each Seller jointly and severally covenants to pay or cause to be paid an amount equal to, or shall be liable for, and shall indemnify, defend and hold Purchaser and its Affiliates (including the NGX/Shorcan Companies after the Closing Date) harmless from and against (i) any liability for Excluded Taxes, including any reasonable out-of-pocket fees, costs and expenses of any outside attorneys, accountants or other external tax advisors with respect to any Excluded Taxes, and (ii) any and all Damages incurred by Purchaser or any of its Affiliates to the extent arising out of or resulting from the breach of an agreement or covenant made in this Article VIII by Sellers.
(b)    Purchaser covenants to pay or cause to be paid an amount equal to, or shall be liable for, and shall indemnify, defend and hold Sellers and their Affiliates harmless from and against (i) any and all liabilities for Taxes with respect to the NGX/Shorcan Companies other than Excluded Taxes that are the responsibility of Sellers under Section 8.1(a), including any reasonable out-of-pocket fees, costs and expenses of any outside attorneys, accountants or other external tax advisors with respect thereto, and (ii) any and all Damages incurred by Sellers or any of their Affiliates to the extent arising out of or resulting from the breach of an agreement or covenant made in this Article VIII by Purchaser.
(c)    Payment in full of any amount due from Sellers or Purchaser under this Section 8.1 shall be made to the affected party in immediately available funds within fifteen (15) days after written demand is made for such payment; provided, however, that no such amounts due are required to be paid prior to three (3) Business Days before such amounts are required to be paid to the relevant Taxing Authority.
SECTION 8.2    Preparation and Filing of Tax Returns.
(a)    Sellers shall timely prepare or shall cause to be timely prepared (i) any combined, consolidated or unitary Tax Return that includes Sellers or any of their Affiliates and

(ii) any Tax Return of any NGX/Shorcan Company for any taxable period that ends on or before the Closing Date. Subject to Section 8.5, and except as otherwise provided in Section 8.2(g)(ii), Sellers shall deliver to Purchaser for its review, comment and approval (which approval shall not be unreasonably withheld) a copy of such proposed Tax Return (x) in the case of Tax Returns prepared less frequently than on a quarterly basis, at least ten (10) Business Days prior to the due date (giving effect to any validly obtained extension thereof) and (y) in the case of Tax Returns prepared on a quarterly or more frequent basis, at least five (5) Business Days prior to the due date thereof (giving effect to any validly obtained extension thereof). If Purchaser does not approve of the filing of any Tax Return described in this Section 8.2(a), Purchaser shall provide written notice to Sellers at least three (3) Business Days prior to the anticipated filing date of such Tax Return, and any such dispute shall be subject to the dispute procedures set forth in Section 8.2(h). Subject to Section 8.2(h) with respect to any disputed item, Sellers shall timely file or shall cause to be timely filed any Tax Return described in clause (i) of the first sentence of this Section 8.2(a) and shall deliver to Purchaser, and Purchaser shall timely file or cause to be timely filed in the manner prepared by Sellers, any Tax Returns described in clause (ii) of the first sentence of this Section 8.2(a). Except to the extent specifically reflected as a Tax liability in the determination of the Closing Working Capital, Sellers shall pay, or cause to be paid, to the appropriate Taxing Authority any amounts shown as due on the Tax Returns described in this Section 8.2(a).
(b)    Purchaser shall, except to the extent that such Tax Returns are the responsibility of Sellers under Section 8.2(a), timely prepare and file or shall cause to be timely prepared and filed all Tax Returns with respect to any NGX/Shorcan Company.
(c)    For any Straddle Period Tax Return of any NGX/Shorcan Company that is the responsibility of Purchaser under Section 8.2(b), except as otherwise provided in Section 8.2(f), (1) such Straddle Period Tax Returns shall be prepared consistent with the past practice of the NGX/Shorcan Companies immediately prior to the Closing Date (after taking into account any actions taken pursuant to Section 8.2(g)), and (2) Purchaser shall deliver to Sellers for their review, comment and approval (which approval shall not be unreasonably withheld) a copy of such proposed Tax Return (accompanied by an allocation between the Pre-Closing Period and the Post-Closing Period of the Taxes shown to be due on such Tax Return) (i) in the case of Tax Returns prepared less frequently than on a quarterly basis, at least ten (10) Business Days prior to the due date (giving effect to any validly obtained extension thereof) and (ii) in the case of Tax Returns prepared on a quarterly or more frequent basis, at least five (5) Business Days prior to the due date thereof (giving effect to any validly obtained extension thereof). Sellers shall pay to Purchaser the amount of Taxes shown as due on such Tax Returns that are Excluded Taxes within three (3) Business Days of the due date of such Tax Returns.
(d)    Except to the extent required by applicable Law, Purchaser shall not, and shall cause its Subsidiaries not to, amend any Tax Return of any NGX/Shorcan Company for any Pre-Closing Period or for any Straddle Period without the consent of Sellers, which consent shall not be unreasonably withheld, conditioned or delayed.

(e)    The Parties agree that this Article VIII expressly permits and contemplates that Purchaser shall file such Tax Returns (including, for the avoidance of doubt, the making of any business registrations to facilitate the filing of any such Tax Returns or the receipt or delivery of any other form of Tax certificate) that Purchaser determines should be filed with respect to taxable periods beginning after the Closing Date, and the Parties expressly acknowledge that this Article VIII permits and contemplates that the filing of such Tax Returns and making of such business registrations, and the manner in which such Tax Returns are completed and filed, may be inconsistent with the past practice of the NGX/Shorcan Companies prior to the Closing Date. Accordingly, any such filing or registration shall not cause any Taxes imposed on or payable with respect to the NGX/Shorcan Companies (including any Taxes imposed as a transferee or successor or by Contract) in respect of any Pre-Closing Period to fail to constitute Excluded Taxes under this Agreement.
(f)    Without limiting Section 8.2(e), for a period of eighteen (18) months following the Closing Date, to the extent Purchaser intends to take a position on any Tax Return with respect to any taxable period ending after the Closing Date that materially departs from the past practice of the NGX/Shorcan Companies immediately prior to the Closing Date (after taking into account any actions taken pursuant to Section 8.2(g) or any determinations of the Tax Referee pursuant to Section 8.2(h)), Purchaser shall use commercially reasonable efforts to notify Sellers in writing as soon as reasonably practicable of such intention. If (x) Sellers reasonably object in writing to any such position within five (5) Business Days of the date such notification is sent by Purchaser, and (y) within ten (10) Business Days of the date such notification is sent by Purchaser, Sellers provide written advice from a nationally or internationally recognized law firm or a “Big Four” accounting firm, in each case experienced as to such matters, that Sellers’ proposed position with respect any such disputed item is at least more likely than not to be sustained under applicable Tax Law, such matter shall be subject to the dispute procedures set forth in Section 8.2(h). If Sellers either (i) do not provide written notice objecting to the taking of any such position within five (5) Business Days of the date such notification is sent to Sellers or (ii) do not provide written advice from a nationally or internationally recognized law firm or a “Big Four” accounting firm within ten (10) Business Days of the date such notification is sent to Sellers, Sellers shall be deemed to have consented to the position set forth in such notification. Subject to Section 8.2(h) in the case of any disputed item, Purchaser shall deliver to Sellers for their review and comment a copy of any such proposed Tax Return described in this Section 8.2(f) (i) in the case of Tax Returns prepared less frequently than on a quarterly basis, at least ten (10) Business Days prior to the due date (giving effect to any validly obtained extension thereof) and (ii) in the case of Tax Returns prepared on a quarterly or more frequent basis, at least five (5) Business Days prior to the due date thereof (giving effect to any validly obtained extension thereof). Purchaser shall consider in good faith any comments received by Sellers at least three (3) Business Days prior to the due date for such Tax Return.
(g)

(i)    Prior to the Closing Date, Sellers shall take the following actions as are necessary in order to remedy or adjust certain Tax filing positions taken by the NGX/Shorcan Companies with respect to Pre-Closing Periods:
(1)    Sellers shall use commercially reasonable efforts to review the Tax positions taken by each of the NGX/Shorcan Companies in each U.S. federal, state and local and Canadian federal, provincial and local jurisdiction in which each of the NGX/Shorcan Companies is currently not registered with applicable Taxing Authorities to determine whether registration is likely required for any Taxes in such jurisdiction.
(2)    Sellers shall cause each of the NGX/Shorcan Companies to register with applicable Taxing Authorities for all U.S. federal, state and local and Canadian federal, provincial and local Taxes for which such NGX/Shorcan Company is currently not registered, in each case where Purchaser and Sellers agree at least twenty (20) Business Days prior to the Closing Date that registration is likely required (or that are determined by the Tax Referee pursuant to Section 8.2(h) at least twenty (20) Business Days prior to the Closing Date to be likely required).
(3)    Sellers shall use commercially reasonable efforts to contact the customers of the NGX/Shorcan Companies to obtain tax exemption certificates (resale exemptions/manufacturing exemptions or other applicable exemption certificates) from any such customers that may be eligible for an exemption and for which an exemption certificate may be required. Sellers shall provide copies of any such exemptions certificates to Purchaser promptly upon receipt. Sellers shall take into account any comments received by Purchaser in assessing the validity of any such exemption certificates.
(4)    Sellers shall use commercially reasonable efforts to provide to Purchaser a list of “end user” customers that may be liable for U.S. federal, state and local or Canadian federal, provincial or local Taxes on the sale of commodities or services, which Taxes would be required to be collected from such customers by any of the NGX/Shorcan Companies, and the Parties shall cooperate to determine how to communicate any changes to customers regarding the taxability of any transactions with customers and the timing for imposing any Tax with respect to such transactions.
(5)    Sellers shall use commercially reasonable efforts to provide Purchaser with the notional value of commodities or services sold to U.S. customers, by state and local Tax jurisdiction.
(ii)    Purchaser and Sellers shall reasonably cooperate with each other in taking the actions set forth in Section 8.2(g)(i). Prior to submitting any Tax Return or other information to any Taxing Authority with respect to U.S. federal, state and local or Canadian federal, provincial or local Taxes of any NGX/Shorcan Company in a jurisdiction in which such NGX/Shorcan Company (a) has not previously filed a Tax Return with respect to such Taxes or (b) has previously filed but is not currently filing a Tax Return with respect to such Taxes, Sellers shall use commercially reasonable efforts to deliver to Purchaser for its review and comment a copy of any such proposed Tax Return or information (1) in the case of Tax Returns required to be prepared less frequently than on a quarterly basis, at least ten (10) Business Days prior to the anticipated filing date for such Tax Return or the anticipated date for submitting such other information and (2) in the case of Tax Returns required to be prepared on a quarterly or more frequent basis, at least five (5) Business Days prior to the anticipated filing date for such Tax Return or the anticipated date for submitting such other information. Sellers shall consider in good faith any comments received by Purchaser at least three (3) Business Days prior to the anticipated filing date for such Tax Return or the anticipated date for submitting such other information. If, with respect to any action set forth in this Section 8.2(g)(ii) that could adversely impact Purchaser or its Affiliates (including, after the Closing Date, the NGX/Shorcan Companies) following the Closing Date, (x) Purchaser reasonably objects in writing to the filing of any such Tax Return (including with respect to any item of information contained in any such Tax Return or the positions set forth on any such Tax Return) or providing such information described in this Section 8.2(g)(ii) at least five (5) Business Days prior to the anticipated filing date for such Tax Return or the anticipated date for submitting such other information and (y) Purchaser provides written advice from a nationally or internationally recognized law firm or “Big Four” accounting firm, in each case experienced as to such matters, that both (1) Purchaser’s proposed position with respect any such disputed item is at least more likely than not to be sustained under applicable Tax Law and (2) Sellers’ proposed position with respect to such disputed item is not at least more likely than not be sustained under applicable Tax Law, such matter shall be subject to the dispute procedures set forth in Section 8.2(h).
(h)    Any dispute between the Parties with respect to the matters set forth in Section 8.2(a), Section 8.2(f) or Section 8.2(g) shall be resolved by the procedures set forth in this Section 8.2(h). In the event that a Party reasonably objects in writing to the filing of any Tax Return or the submission of any information (such Party, the “Disputing Party”) by the other Party pursuant to the requirements set forth in Section 8.2(a), Section 8.2(f) or Section 8.2(g), the Parties shall negotiate in good faith to resolve such disagreement by mutual agreement or to determine whether to seek a ruling from an applicable Taxing Authority with respect to the disputed item. If the Parties are unable to reach such mutual agreement within ten (10) Business Days of the date the Disputing Party provided written notice of such dispute to the other Party, and the Parties determine to not seek a ruling from an applicable Taxing Authority (or are unable to agree on a mutually satisfactory manner for seeking a ruling from an applicable Taxing Authority), such dispute shall be resolved by a nationally or internationally recognized expert in the relevant area (i.e., that is either a law firm or KPMG or PricewaterhouseCoopers) (the “Tax Referee”), chosen and mutually acceptable to both Sellers and the Purchaser within five (5) days of the date on which the need to choose the Tax Referee arises. The Tax Referee shall resolve any disputed items and determine which of Sellers’ or Purchaser’s positions is more likely to be sustained under applicable Tax Law within ten (10) Business Days of having the item referred to it pursuant to such procedures as it may require. In the event of a dispute governed by this Section 8.2(h), to the extent the Parties are required to take a position prior to the resolution of such disputed item, the Parties shall take positions with respect to such disputed item in a manner consistent with the past practice of the NGX/Shorcan Companies prior to the Closing Date (after taking into account any actions taken pursuant to Section 8.2(g)), and the Parties shall file such amended Tax Returns or other filings as are necessary to reflect the determination of the Tax Referee. The costs of the Tax Referee, and any penalties and interest resulting from any actions that were taken or not taken pursuant to the immediately preceding sentence, shall be borne by the party whose position was not sustained. The Parties agree that this Article VIII expressly permits and contemplates that such Tax Returns filed or information submitted to an applicable Taxing Authority pursuant to this Section 8.2(h), whether by mutual agreement or as a result of a determination of a Tax Referee, are expressly permitted and contemplated under this Article VIII, and that the filing of such Tax Returns or submission of such information, and the manner in which such Tax Returns or information are completed, filed or submitted, may be inconsistent with the past practice of the NGX/Shorcan Companies prior to the Closing Date. Accordingly, any actions taken by Purchaser pursuant to this Section 8.2(h) shall not prejudice Purchaser’s rights to indemnification from Sellers with respect to any Excluded Taxes.
SECTION 8.3    Refunds, Credits and Carrybacks.
(a)    Subject to Section 8.3(c), Sellers shall be entitled to any refunds or credits of or against any Excluded Taxes actually received by the Purchaser or the NGX/Shorcan Companies, net of any Taxes or other reasonable out-of-pocket fees, costs and expenses of any outside attorneys, accountants or external other tax advisors with respect to any such refunds or credits, except to the extent such refund or credit is reflected in the determination of Closing Working Capital. Any such Tax refunds or credits for a Straddle Period shall be apportioned between the Pre-Closing Period and the Post-Closing Period pursuant to the principles described in the definition of Excluded Taxes for allocating Taxes with respect to a Straddle Period. Purchaser shall be entitled to any refunds or credits of or against any Taxes other than refunds or credits of or against Excluded Taxes that are described in the first sentence of this Section 8.3(a).
(b)    Purchaser shall, and shall cause the NGX/Shorcan Companies to, promptly forward to Sellers or reimburse Sellers for any refunds or credits due Sellers (pursuant to the terms of this Article VIII) after receipt thereof, and Sellers shall promptly forward to Purchaser or reimburse Purchaser for any refunds or credits due Purchaser (pursuant to the terms of this Article VIII) after receipt thereof.
(c)    Purchaser agrees that, to the extent permitted by law, none of the NGX/Shorcan Companies shall elect to carry back any item of loss, deduction or credit which arises in any taxable period ending after the Closing Date (“Subsequent Loss”) into any taxable period ending on or before the Closing Date. If a Subsequent Loss is carried back into any taxable period ending on or before the Closing Date, (i) Sellers shall be entitled to any refund of Taxes realized as a result thereof to the extent such Subsequent Loss relates to or affects any Excluded Taxes or that is carried back to a Seller Group Tax Return and (ii) Purchaser shall be entitled to any other refund of Taxes resulting from such Subsequent Loss.

Section 8.4    Tax Contests.
(a)    If any Taxing Authority asserts a Tax Claim, then the Party first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other Parties; provided, however, that the failure of such Party to give such prompt notice shall not relieve the other Party of any of its obligations under this Article VIII, except to the extent that the other Party is actually prejudiced thereby. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Taxing Authority.
(b)    Sellers shall have the right to control, at their own expense, any audit, examination, contest, litigation or other proceeding by or against any Taxing Authority (a “Tax Proceeding”) in respect of any NGX/Shorcan Company that relates solely to a taxable period that ends on or before the Closing Date; provided, however, that (i) Sellers shall provide Purchaser with a timely and reasonably detailed account of each stage of such Tax Proceeding, (ii) Sellers shall consult with Purchaser and offer Purchaser an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (iii) Sellers shall defend such Tax Proceeding diligently and in good faith as if they were the only party in interest in connection with such Tax Proceeding, (iv) Purchaser shall be entitled to participate, at its own expense, in such Tax Proceeding and receive copies of any written materials relating to such Tax Proceeding received from the relevant Taxing Authority, and (v) Sellers shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Purchaser, which consent shall not be unreasonably withheld.
(c)    In the case of a Tax Proceeding for a Straddle Period of any NGX/Shorcan Company, the Controlling Party shall have the right to control, at its own expense, such Tax Proceeding; provided, however, that (i) the Controlling Party shall provide the Non-controlling Party with a timely and reasonably detailed account of each stage of such Tax Proceeding, (ii) the Controlling Party shall consult with the Non-controlling Party and offer the Non-controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (iii) the Controlling Party shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding, (iv) the Non-controlling Party shall be entitled to participate in such Tax Proceeding, at its own expense, if such Tax Proceeding could have an adverse impact on the Non-controlling Party or any of its Affiliates, and (v) the Controlling Party shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent, which consent shall not be unreasonably withheld, of the Non-controlling Party if such settlement, compromise or abandonment could have an adverse impact on the Non-controlling Party or any of its Affiliates. “Controlling Party” shall mean whichever of Sellers (on the one hand) or Purchaser (on the other hand) is reasonably expected to bear the greater Tax liability in connection with a Straddle Period Tax Proceeding, and “Non-controlling Party” shall mean whichever of Sellers (on the one hand) or Purchaser (on the other hand) is not the Controlling Party with respect to such Straddle Period Tax Proceeding.

(d)    Purchaser shall have the right to control, at its own expense, any Tax Proceeding involving any NGX/Shorcan Company (other than any Tax Proceeding described in Section 8.4(b) or Section 8.4(c)).
(e)    Without limiting Purchaser’s rights under Section 8.2(e) and Section 8.2(f), Purchaser shall not make any voluntary disclosure or initiate any discussions or examinations with any Taxing Authority, in each case with respect to Taxes of any NGX/Shorcan Company for any taxable period that ends on or before the Closing Date without the prior written consent of the Sellers.
Section 8.5    Sellers Consolidated Returns. Notwithstanding any other provision of this Agreement, (a) Sellers shall, subject to this Section 8.5, be entitled to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to any consolidated, combined or unitary Tax Return that includes Sellers and (b) Sellers shall not be required to provide any Person with any consolidated, combined or unitary Tax Return or copy thereof that includes Sellers; provided, however, that to the extent that such Tax Returns would be required to be delivered to Purchaser and would be subject to Purchaser’s review and approval pursuant to this Agreement but for this Section 8.5, the Person that would be required to deliver such Tax Returns shall instead deliver pro forma Tax Returns relating solely to the relevant NGX/Shorcan Company and allow Purchaser to review and approve such pro forma Tax Returns (such approval not to be unreasonably withheld), and Sellers shall reflect Purchaser’s reasonable comments to such pro forma Tax Returns on the Tax Returns actually filed with Taxing Authorities.
Section 8.6    Cooperation. Each Party shall, and shall cause its Affiliates to, provide to the other Parties such cooperation, documentation and information as either of them reasonably may request in (a) filing any Tax Return, amended Tax Return or claim for refund, (b) determining a liability for Taxes or an indemnity obligation under this Article VIII or a right to refund of Taxes, (c) conducting any Tax Proceeding, (d) determining an allocation of Taxes between a Pre-Closing Period and Post-Closing Period or (e) taking any actions permitted or required to be taken pursuant to Section 8.2(e), Section 8.2(f), Section 8.2(g) or Section 8.2(h). Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of property and other information, which any such Party may possess. Each Party will retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities for their respective Tax periods ending on or prior to the Closing Date until the later of (A) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate or (B) ten years following the due date (without extension) for such Tax Returns. Thereafter, the Party holding such Tax Returns or other documents may dispose of them after offering the other Party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other Party’s own expense.

Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided.
Section 8.7    Tax Sharing Agreements. Anything in this Agreement or any other agreement to the contrary notwithstanding, all liabilities and obligations (a) between Sellers or any of their Affiliates (other than the NGX/Shorcan Companies) on the one hand and the NGX/Shorcan Companies on the other hand, or (b) at the request of Purchaser, between any of the NGX/Shorcan Companies under any Tax allocation or Tax sharing agreement in effect prior to the Closing Date (other than this Agreement) shall cease and terminate as of the Closing Date as to all past, present and future taxable periods, and the NGX/Shorcan Companies shall thereafter not be bound thereby or have any liability thereunder and all powers of attorney of the NGX/Shorcan Companies with respect to Taxes shall be terminated as of the Closing Date and shall be of no further force of effect.
Section 8.8    Timing Differences.
(a)    Purchaser agrees that if (i) there is an audit adjustment (or adjustment in any other Tax Proceeding) made with respect to any Tax Item by any Taxing Authority with respect to Taxes for which Sellers are liable or responsible (and which liability is actually satisfied by Sellers), and (ii) as a result of such adjustment, Purchaser, the NGX/Shorcan Companies or any of their respective Subsidiaries or Affiliates receives in a Post-Closing Period an actual reduction in cash Tax liability or any Tax refund in cash, in each case, in or prior to the taxable year in which the audit or other Tax Proceeding is concluded or in the succeeding two taxable years, then Purchaser shall pay to Sellers the amount of such reduction or refund within fifteen (15) days of filing the Tax Return in which such reduction or refund is actually realized, except to the extent such reduction or refund is reflected in the determination of Closing Working Capital.
(b)    If Purchaser, the NGX/Shorcan Companies or any of their respective Subsidiaries or Affiliates receives in a Post-Closing Period an actual reduction in cash Tax liability or any Tax refund in cash arising from any deduction arising in respect of any NGX/Shorcan Transaction Expenses that are borne or paid by Sellers, Purchaser acknowledges and agrees that it will pay Sellers the amount of any such reduction or refund that results from such deduction on a Tax Return of Purchaser or any of its Affiliates (including the NGX/Shorcan Companies) in or prior to the taxable year in which the applicable Transaction Expense is paid or in the succeeding two taxable years, which amount shall be paid to Sellers within fifteen (15) days of filing the Tax Return in which such reduction or refund is actually realized, except to the extent such reduction or refund is reflected in the computation of Closing Working Capital and increases the Closing Purchase Price.
Section 8.9    Tax Treatment of Payments. Sellers, Purchaser and their respective Affiliates shall treat any and all payments under this Agreement (including for breach of warranty or representation) as an adjustment to the Closing Purchase Price for Tax purposes unless they are required to treat such payments otherwise by applicable Tax Laws. Accordingly, any reference in this Agreement to an indemnity in respect of a liability for the NGX/Shorcan Entities (or their Subsidiaries) or any obligation of the Parties to make a payment in respect of the NGX/Shorcan Entities (or their Subsidiaries) shall be construed as a reference to a covenant by Sellers (for themselves and on behalf of its Affiliates) to pay Purchaser (for itself and on behalf of its Affiliates) an amount equal to such liability or payment.
Section 8.10    Sales and Transfer Taxes. Purchaser shall pay and be responsible for all sales, use, value-added, business, goods and services, transfer, stamp duty, documentary, conveyancing or similar taxes or expenses that may be imposed as a result of the Sale, together with any and all penalties, interest and additions to tax with respect thereto (“Transfer Taxes”), and Sellers and Purchaser shall cooperate in timely making all filings, returns, reports and forms as may be required to comply with the provisions of such Tax Laws.
ARTICLE IX

TERMINATION
Section 9.1    Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:
(a)    by the mutual written consent of Purchaser and Sellers;
(b)    (i) by either Purchaser or Sellers, upon written notification to the non-terminating Party by the terminating Party, if any Order permanently prohibiting the consummation of the Sale shall have been issued and shall have become final and non-appealable, (ii) by Sellers, upon written notification to Purchaser by Sellers, if a Governmental Authority issues an Order that prohibits the consummation of the Sale (other than where such Order is of an interim or temporary nature), and Purchaser does not seek to overturn such Order within thirty (30) days of its issuance, or (iii) by Purchaser, upon written notification to Sellers by Purchaser, if a Governmental Authority issues an Order that prohibits the consummation of the Sale (other than where such Order is of an interim or temporary nature), and Sellers do not seek to overturn such Order within thirty (30) days of its issuance; provided, however, that a Party shall not have the right to terminate this Agreement pursuant to this Section 9.1(b) if the failure by such Party or of any of its Affiliates to perform any of its material covenants or obligation under this Agreement has been the cause of, or has resulted in, such Order;
(c)    by either Purchaser or Sellers, if the Closing has not occurred by the date that is one year from the date of this Agreement (the “Outside Date”); provided, however, that neither Purchaser nor Sellers shall have the right to terminate this Agreement pursuant to this Section 9.1(c) if its failure to perform or breach of any of its material covenants, representations, warranties or obligations under this Agreement has been the cause of, or has resulted in, the failure of the Sale to occur on or before such date;
(d)    by Sellers, if Purchaser shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement that would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b), which breach cannot be or has not been cured within thirty (30) Business Days after the giving of written notice by Sellers to

Purchaser specifying such breach (provided that in no event shall such thirty (30) Business Day period extend beyond the Outside Date and provided that neither Seller is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement);
(e)    by Purchaser, if Sellers shall have breached any of their representations, warranties, covenants or agreements contained in this Agreement that would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b), which breach cannot be or has not been cured within thirty (30) Business Days after the giving of written notice by Purchaser to Sellers specifying such breach (provided that in no event shall such thirty (30) Business Day period extend beyond the Outside Date and provided that Purchaser is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement);
(f)    by either Purchaser or Sellers, if the Trayport Agreement is terminated pursuant to its terms; or
(g)    by Purchaser, if the Closing has not occurred by the date that is ninety (90) days from the date of this Agreement.
Section 9.2    Effect of Termination. If this Agreement is terminated, no Party (or any of its Affiliates, directors, officers, representatives or agents) will have any liability to any other Party to this Agreement, except for any liability arising out of any knowing or willful breach of this Agreement (which shall in all circumstances include a Party’s or its Affiliate’s failure to consummate the Closing on the date that the Closing should have occurred pursuant to Section 3.1) prior to such termination and except for the obligations set forth in Section 6.3(c)(i), this Section 9.2 and Article X, which shall survive termination. For the avoidance of doubt, in the event of any breach of Purchaser’s obligation to consummate the Closing, Purchaser’s liability will include any Damages (including any diminution in value of the NGX/Shorcan Companies) suffered by Sellers as a result of the failure of the Closing to occur.

ARTICLE X

MISCELLANEOUS
Section 10.1    Payments. Any payments to be made under this Agreement shall be made by wire transfer in Canadian dollars (with amounts denominated in currencies other than Canadian dollars being converted to Canadian dollars in accordance with Section 1.2(d)) on the relevant due date with value on that date in immediately available funds and without deducting costs. Payments to Sellers shall be made to the bank account specified in Section 10.1 of the Sellers Disclosure Letter or such other account as may hereafter be designated by Sellers to Purchaser (such account, the “Sellers’ Bank Account”) and payments to Purchaser shall be made to such bank account hereafter designated by Purchaser to Sellers.

Section 10.2    Notices. All notices, demands, and other communications required or permitted to be given to any Party under this Agreement shall be in writing and any such notice, demand or other communication shall be deemed to have been duly given when delivered by hand, courier or overnight delivery service or, if mailed, two (2) Business Days after deposit in the mail, certified or registered mail, return receipt requested and with first-class postage prepaid, or, if sent by electronic mail, when sent if confirmed by reply electronic mail that is not automated, or, in the case of facsimile notice, when sent and transmission is confirmed, and, regardless of method, addressed to the Party at its address or facsimile number set forth below (or at such other address or facsimile number as the Party shall furnish the other Parties in accordance with this Section 10.2):
(a)    If to Purchaser:
Intercontinental Exchange, Inc.
5560 New Northside Drive
Atlanta, GA 30328
Attn:        General Counsel
Email:        legal-notices@theice.com
With a copy (which shall not constitute notice) to:
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
Attn:         Rory O'Halloran
Email:         Rory.O'Halloran@Shearman.com
Facsimile:    (212) 848-7179
(b)    If to Sellers:
TMX Group Limited
The Exchange Tower
130 King Street West
Toronto, Ontario, M5X 1J2
CANADA
Attn:         Legal, Risk and Government Affairs
Email:         legal@tmx.com
Facsimile:     (416) 947-4461

With a copy (which shall not constitute notice) to:
Wilmer Cutler Pickering Hale and Dorr LLP
1875 Pennsylvania Avenue, NW
Washington, DC 20006
Attn:         Stephanie C. Evans
Email:         Stephanie.Evans@wilmerhale.com
Facsimile:     (202) 663-6363

Section 10.3    Survival of Representations and Warranties and Covenants.
(a)    The representations and warranties set forth in Article IV and Article V shall terminate effective as of the Closing and shall not survive the Closing for any purpose, and thereafter there shall be no liability on the part of, nor shall any claim (whether predicated on breach of contract, warranty, tortious conduct, common law, statute, strict liability or otherwise) be made by, any Party or any of their respective Affiliates in respect thereof or (except as provided for in the last sentence of Section 10.3(b) regarding covenants and agreements contemplating action (or inaction) following the Closing) otherwise in respect of or in connection with this Agreement or transactions contemplated hereby.
(b)    After the Closing, there shall be no liability on the part of, nor shall any claim be made by, any Party or any of their respective Affiliates in respect of any covenant or agreement to be performed prior to the Closing. The covenants and agreements that contemplate actions (or inaction) to be taken (or not taken) after the Closing shall survive in accordance with their terms.
(c)    For the avoidance of doubt, this Section 10.3 shall not in any way limit Purchaser’s rights to indemnification under Article VIII.
Section 10.4    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflict of laws principles of such State (other than §§ 5-1401 and 5-1402 of the New York General Obligations Law).
Section 10.5    Jurisdiction; Venue; Consent to Service of Process.
(a)    Each Party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of courts of the State of New York, County of New York, including the federal courts located therein, should federal jurisdiction requirements exist for any action arising out of or relating to this Agreement. Each of the Parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. In addition, each of the Parties irrevocably and unconditionally waives and agrees not to assert by way of motion, as a defense or otherwise (i) any claim that it is not subject to the jurisdiction of the above courts, (ii) that its property is exempt or immune from attachment or execution in any such action or proceeding in the above-named courts, (iii) that such action or proceeding is brought in an inconvenient forum, and (iv) that such action or proceeding should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such courts. Each of the Parties hereby agrees not to commence any such action or proceeding other than before one of the above-named courts. Each of the Parties also hereby agrees that any final and non-appealable judgment against a Party in connection with any such action or proceeding shall be conclusive and binding on such Party and that such judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment. The foregoing consent to jurisdiction shall not (A) constitute submission to jurisdiction or general consent to service of process in the State of New York, County of New York, for any purpose except with respect to any action or proceeding resulting from, relating to or arising out of this Agreement or (B) be deemed to confer rights on any Person other than the respective Parties to this Agreement.
(b)    To the extent that any Party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each of such Seller or Purchaser hereby irrevocably waives such immunity in respect of its obligations with respect to this Agreement.
(c)    Each Party irrevocably consents to service of process in the manner provided for the giving of notices pursuant to Section 10.2 of this Agreement. Nothing in this Section 10.5 shall affect the right of any Party to serve process in any other manner permitted by Law.
Section 10.6    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.
Section 10.7    Entire Agreement. This Agreement, together with the Trayport Agreement, the Related Agreements, the Disclosure Letters and the Non-Disclosure Agreement and all annexes and exhibits hereto and thereto, embody the entire agreement of the Parties with respect to the subject matter hereof and supersede all prior agreements with respect thereto.

Section 10.8    Amendment, Modification and Waiver. No amendment to this Agreement shall be effective unless it shall be in writing and signed by each Party. Any failure of a Party to comply with any obligation, covenant, agreement or condition contained in this Agreement may be waived by the Party entitled to the benefits thereof only by a written instrument duly executed and delivered by the Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any prior, subsequent or other failure of compliance.
Section 10.9    Severability. If any provision of this Agreement or the application of any such provision is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or invalidate or render unenforceable such provision in any other jurisdiction. In the event that any provision hereof would be invalid, illegal or unenforceable, to the extent permitted by applicable Law, the Parties intend that such provision will be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable Law, and the Parties agree, to the extent lawful and practicable, to use their reasonable efforts to enter into arrangements to reinstate the intended benefits, net of the intended burdens, of any such provision held invalid, illegal or unenforceable.
Section 10.10    Successors and Assigns; No Third-Party Beneficiaries. This Agreement and all its provisions shall be binding solely upon and inure solely to the benefit of the Parties and their respective permitted successors and assigns, each of which such successors and permitted assigns will be deemed to be a party hereto for all purposes hereof. Nothing in this Agreement, whether expressed or implied, will confer on any Person, other than the Parties or their respective permitted successors and assigns, any rights, remedies or Liabilities; provided, that (a) the provisions of Section 6.11 will inure to the benefit of the D&O Indemnified Persons and (b) the provisions of Section 6.11(a) will inure to the benefit of Seller’s Affiliates. No Party may assign its rights or obligations under this Agreement without the prior written consent of the other Parties and any purported assignment without such consent shall be void; provided, that Purchaser may, without the consent of Seller, assign any or all of its rights or obligations hereunder to any of its Subsidiaries that is wholly owned by Purchaser (although no such assignment shall relieve Purchaser of its obligations to Sellers). For the avoidance of doubt, the amalgamation or merger (whether forward or reverse) of any Party to this Agreement with one or more Affiliates of such Party shall not constitute an assignment for purposes of this Section 10.10.
Section 10.11    Publicity. With respect to any information in respect of the transactions contemplated hereby which shall not have been previously issued or disclosed, except as required by Law (including the rules and regulations of any applicable stock exchange), each of Sellers and Purchaser agrees that neither it nor any of its Affiliates will issue a press release or make any other public statement or release any public communication with respect thereto without the prior consultation with the other Party. Purchaser and Sellers agree, to the extent possible and legally permissible, to notify, cooperate and consult with, the other

Party prior to issuing or making any such public statement (and be provided a reasonable opportunity to comment on such public statement).
Section 10.12    WAIVER OF JURY TRIAL. TO THE FULLEST EXTENT PERMITTED BY LAW, EACH OF THE PARTIES IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM ARISING OUT OF, IN WHOLE OR IN PART, OR RELATING TO THIS AGREEMENT OR ANY OF THE SALE.
Section 10.13    Expenses. Except as otherwise expressly stated in this Agreement, any costs, expenses, or charges incurred by any of the Parties shall be borne by the Party incurring such cost, expense or charge, in each case, whether or not the transactions contemplated hereby shall be consummated. Except as otherwise provided herein, if the Sale is consummated, all costs, expenses and charges incurred and payable by any of the NGX/Shorcan Companies in connection with the negotiation, preparation, execution and delivery of this Agreement and the Related Agreements and the consummation of the Sale will be Transaction Expenses.
Section 10.14    Specific Performance and Other Equitable Relief. The Parties hereby expressly recognize and acknowledge that immediate, extensive and irreparable damage would result, no adequate remedy at law would exist and damages would be difficult to determine if any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Each Party further acknowledges that a breach or violation of this Agreement cannot be sufficiently remedied by money damages alone and, accordingly, each Party shall be entitled, without the need to post a bond or other security, in addition to damages and any other remedies provided at law or in equity, to specific performance, injunctive and other equitable relief to enforce or prevent any violation. Each Party agrees not to oppose the granting of such equitable relief, and to waive, and to cause its representatives to waive, any requirement for the securing or posting of any bond in connection with such remedy.
Section 10.15    Guarantee. As a material inducement to Purchaser to enter into this Agreement and in recognition of substantial direct and indirect benefits to Guarantor therefrom, Guarantor hereby absolutely, irrevocably and unconditionally guarantees to Purchaser the due and punctual performance by Sellers of all of Sellers’ obligations and liabilities under or in respect of this Agreement including all of Sellers’ payment obligations hereunder and any obligations or liabilities of Sellers arising from any breach of this Agreement. Guarantor’s liabilities hereunder are absolute, unconditional, irrevocable and continuing irrespective of any modification, amendment or waiver of or any consent to departure from the terms and conditions of this Agreement that may be agreed to by Sellers hereto in accordance with the terms of this Agreement. Guarantor agrees that its obligations hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure or delay on the part of Purchaser to assert any claim or demand or to enforce any right or remedy against Sellers or (b) any insolvency, bankruptcy, reorganization or other similar proceeding instituted by or against Sellers. Notwithstanding anything to the contrary contained in this Section 10.15 or otherwise, Purchaser hereby agrees that Guarantor shall have all defenses to its obligations under this guarantee that would be available to Sellers in respect of this Agreement whether pursuant to the terms of this Agreement or pursuant to any applicable Law in connection therewith.
Section 10.16    Joint and Several Liability of Sellers. Sellers shall be jointly and severally liable for all obligations of each Seller under this Agreement and the Transition Services Agreement.
[Signature Pages Follow]

IN WITNESS WHEREOF, each Party has caused this Stock Purchase Agreement to be duly executed on its behalf as of the day and year first above written.
INTERCONTINENTAL EXCHANGE, INC.
By: /s/ Benjamin R. Jackson
    Name: Benjamin R. Jackson
    Title: Chief Commercial Officer
TMX GROUP INC.

By: /s/ Louis V. Eccleston
    Name: Louis V. Eccleston
    Title: CEO TMX Group
SHORCAN BROKERS LIMITED

By:    /s/ Peter Conroy
    Name: Peter Conroy
    Title: President

TMX GROUP LIMITED

By:    /s/ Louis V. Eccleston
    Name: Louis V. Eccleston
    Title: CEO TMX Group

[Stock Purchase Agreement]